OJSC NOVOLIPETSK STEEL

RECEIVED

28 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

07024233

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exch ange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 28-April-07, Information on Significant Facts "Information on Facts Entailing Flat Increase (Decrease) of Net Profit or net Losses of the Issuer by Over 10 Percent";
2. 03-May-07, Acquisition of Winner Steel;
3. 08-May-07, Q1 2007 RAS Results;
4. 14 May-07, Quarterly Report.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

INFORMATION ON SIGNIFICANT FACTS
"INFORMATION ON FACTS ENTAILING FLAT INCREASE (DECREASE) OF NET PROFIT OR NET LOSSES OF THE ISSUER BY OVER 10 PER CENT"

1. General

1.1. Full name of the Issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Abbreviated name of the Issuer: *NLMK*
1.3. Domicile of the Issuer: ***Russian Federation***
1.4. OGRN code of the Issuer: ***1024800823123***
1.5. INN code of the Issuer: ***482306703***
1.6. Unique code of the Issuer given by Registrar: ***00102-A***
1.7. Web-site used for information disclosure by the Issuer: ***www.nlmk.ru/rus/index/quarterindex.php3***

2. Content

2.1. Facts entailing flat increase of net profit of the Issuer over 10 per cent:

NLMK's net profit for Q1 2007 was increased by 73.3% as compared to the same of Q4 2006 due to the following factors:

1. ***changes in other income and expenses, including:***
   1.1. ***due to bad debt provision accruals in Q4 2006 (related to withdrawal of Coal companies "Prokopjevskugol" from the Group and restructuring of their debt), provision for financial investments devaluation, provision for inventory value decline (increase of net profit by 96.9%);***
   1.2. ***due to the fact that lump-sum profit was gained in Q1 2007 due to disposal of shares (OJSC Lipetskenergo, OJSC Lipetskenergosbyt, OJSC Lipetsk supply network, OJSC Lipetskoblgaz, OJSC TGK-4) belonged to NLMK and a share in LLC LGEK's charter capital (increase of net profit by 27.1%);***
   1.3. ***due do income gained in other companies' stakes (dividends received) in Q4 2006 (decrease of net profit by 17.1%);***
2. ***decrease of sales profit due to decline of metal prices and growth of raw materials, materials prices and natural monopolies' tariffs (decrease of net profit by 31.5%).***

2.2. Date of facts entailing flat increase of Issuer's net profit over 10 per cent: ***27.04.2007***
2.3. Issuer's net profit for the reporting period (quarter, year) preceding the reporting one in which the corresponding facts took place: ***Q1 2007 – RR 9,545.5 Mio.***
2.4. Issuer's net profit for the reporting period (quarter, year) in which the corresponding facts took place: ***Net profit in Q1 2007 was increased by RR 4,037.0 Mio. or by 73.3% as compared to Q4 2006.***
For the purpose of calculation, net profit (net losses) "for the reporting period" (quarter, year) for the first reporting period equals to the amount reflected in line "Net profit (non-retained profit (losses)) of the reporting period" of Income Statement (Form #2 of the Financial Statements) and to the difference of amounts reflected in lines "Net profit (non-retained profit (losses)) of the reporting period" of Income Statement (Form #2 of the Financial Statements) for the reporting and preceding periods.

3. Signatures

3.1. ***First Vice-President – Director General OJSC Novolipetsk Steel*** ________________ ***Nastich V.P.***
3.2. ***Date "28" April 2007***
3.3. ***Acting Chief Accountant OJSC Novolipetsk Steel*** ________________ ***Makeev M.Yu.***
3.4. ***Date "28" April 2007***

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	10:36 03-May-07
Number	0362W

NLMK-Duferco JV to Acquire Winner Steel

NLMK-Duferco JV has reached a definitive agreement with Winner Steel INC. and its controlling shareholder to acquire substantially all the assets of Winner Steel INC. and certain of its liabilities.

The acquisition will be effected through Duferco U.S. Investment Corporation, a wholly-owned subsidiary of Steel Invest & Finance S.A. (Luxembourg), a 50/50 joint venture between the Duferco Group and NLMK. The acquired assets and liabilities will be held by Duferco U.S. Investment Corporation through a newly created entity, Winner Steel LLC.

The total acquisition price, including the assumed liabilities, is estimated to be approximately US$211.6 million, subject to a working capital adjustment based on the closing balance sheet.

NLMK-Duferco JV is now discussing with Esmark the possibility of granting Esmark or its affiliates a 6-months option to acquire up to 50% Winner Steel LLC at NLMK-Duferco JV cost plus agreed interest.

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include three galvanizing lines with combined annual capacity of around 1.2 million tonnes and production in 2006 of around 0.6 million tonnes. Winner Steel's revenues in 2006 were around US$427 million.

The acquisition of Winner Steel will result in further downstream expansion for the NLMK-Duferco JV Farrell facility, which, being located next to Winner Steel, has historically been one of its major suppliers of cold-rolled substrate. The transaction is expected to result in substantial synergies for the Farrell facility and is viewed by NLMK-Duferco JV as a good alternative to the construction of a galvanizing line at the Farrell site.

The closing of the transaction is expected in June, 2007.

About Novolipetsk Steel (NLMK)

Novolipetsk Steel (NLMK) is one of the world's leading steel companies and one of the three largest flat steel producers in Russia, producing over 9 million tonnes of crude steel annually. NLMK's production facilities are among the most technologically advanced in Russia, producing flat steel products in a variety of grades and sizes. NLMK is one of the world's most profitable steel companies with EBITDA margin over 40%.

The traditional strengths of the Company are: vertical integration into raw materials, world class assets with a competitive cost of production, proximity to mature and developing markets where the company has strong positions, sound financial performance, professional and experienced management team.

For further information visit www.nlmksteel.com

About Duferco Group

Duferco Group is an international steel production, processing and trading group with headquarters in Lugano, Switzerland. Duferco had revenues in excess of USD 7 billion in 2005, and is one of the world's largest companies engaged in the worldwide production, distribution and trade of all types of steel products, including raw materials used in steel making processes. Duferco has trading and production activities in more then 40 countries. It operates steel making and processing plants in Western and Eastern Europe, USA, South Africa and Central America.

For further information visit www.duferco.com

About Steel Invest & Finance S.A

NLMK and Duferco Group formed a joint venture through Steel Invest & Finance S.A. (Luxembourg), a limited liability company (société anonyme) established under the laws of Luxembourg in which they each hold a 50% interest. The joint venture holds 100% or majority interests in 23 companies including one steel making plant and five steel rolling facilities with total finished steel output of 4.5 million tonnes in 2006 as well as a network of steel service centers.

About Esmark Inc.

Headquartered in Chicago, USA and founded by the Bouchard Group, Esmark is a steel services family of companies.

For further information visit www.esmark.com

END

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Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Q1 2007 RAS results
Released	07:01 08-May-07
Number	1875W

Novolipetsk Steel (NLMK)
08 May 2007

Novolipetsk Steel (NLMK)

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website Q1 2007 Russian Accounting Standards (RAS) financial results for its major Russian subsidiaries in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major Russian subsidiaries are not indicative of the financial condition or results of these entities under US GAAP.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
END

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QUARTERLY REPORT

Open Joint-Stock Company “Novolipetsk Steel”

The Issuer’s code: 00102-A

for IV quarter of 2006

Domicile: Russian Federation

Postal address: 2, pl. Metallurgov, Lipetsk 398040 Russia

The information contained in this quarterly report is subject to disclosure in accordance with legislation on securities of the Russian Federation.

Senior Vice-president – General Director ____________________ **Vladimir P. Nastich**
(signature)

Date “1” February 2007

Chief Accountant ____________________ *Alexander A. Sokolov*
(signature)

Date “1” February 2007

Seal

Contact person: ***Valery A. Loskutov, Head of Equity Capital Department***
Phone: ***(4742)-440-405***
Fax: ***(4742)-442-255***
E-mail: ***loskutov_va@nlmk.ru***
Web-site where this Quarterly Report is published: **www.nlmk.ru/rus/index/quarterindex.php3**

Contents

Introduction

a) Full company name of the Issuer in Russian:

Открытое акционерное общество "Новолипецкий металлургический комбинат"

Abbreviation of the name in Russian:

ОАО "НЛМК"

Full name of the Issuer in English:

OJSC Novolipetsk Steel

Abbreviation of the name in English:

NLMK

OJSC "Novolipetsk Steel" is hereinafter referred to as "Novolipetsk Steel", "the Issuer" or "the Company".

b) Domicile:

Russian Federation

c) Contact information:

Tel.: ***(4742)-445-010***
E-mail: ***info@nlmk.ru***

d) Web-site where this Quarterly Report is published:

www.nlmk.ru/rus/index/quarterindex.php3

e) Information on the Issuer's securities distributed:

Type: ***shares (registered)***
Category: ***common stock***
Form of securities: ***book-entry securities***
Number of securities distributed: ***5 993 227 240***
Par value (ruble): ***1***

f) Other information:

There is no other information.

This quarterly report contains appraisal and forecasts made by the Issuer's authorized management bodies related to future events and / or actions, outlook of steel industry development and results of the Issuer's performance inclusive of the Issuer's plans, probability of certain events and actions. Investors shall not fully rely on appraisals and forecasts made by the Issuer's management bodies as actual performance data in the future may differ from the forecast ones due to many reasons. Acquisition of the Issuer's securities depends on risks described in this Quarterly Report.

Financial information included in the present quarterly report is based on the Issuer's financial statements compiled in accordance with Russian rules, and therefore, some discrepancy with the statements compiled as per international standards is possible.

In compiling the present quarterly report the Issuer followed solely the rules and regulations applied in the Russian Federation.

I. Brief information on members of the Issuer's Management bodies, data on bank accounts, auditor, appraiser and financial adviser of the Issuer as well as on other persons who signed this quarterly report.

1.1. Members of the Issuer's Management Bodies.

The Issuer's Management bodies:

a) General Shareholders' Meeting;
b) Board of Directors;
c) Collective executive body – Management Board;
d) Single executive body – President (Chairman of the Management Board).

Members of the Issuer's Board of Directors:

Oleg V. Bagrin
Year of birth: ***1974***

Nikolai A. Gagarin
Year of birth: ***1950***

Dmitry A. Gindin
Year of birth: ***1946***

Karl Döring
Year of birth: ***1937***

Vladimir S. Lisin
Year of birth: ***1956***

Randolph Reynolds
Year of birth: ***1941***

Vladimir N. Skorokhodov
Year of birth: ***1951***

Igor P. Fyodorov
Year of birth: ***1966***

Members of the Issuer's Management Board:

Galina A. Aglyamova
Year of birth: ***1961***

Igor N. Anisimov
Year of birth: ***1965***

Dmitriy Baranov
Year of birth: ***1968***

Alexander Yu. Zarapin
Year of birth: ***1962***

Alexey A. Lapshin
Year of birth: ***1947***

Yuriy I. Larin
Year of birth: ***1952***

Vladimir P. Nastich
Year of birth: ***1953***

Alexander N. Saprykin
Year of birth: ***1967***

Stanislav E. Tsyrlin
Year of birth: ***1968***

President (Chairman of the Management Board) of the Issuer is:
Alexey A. Lapshin
Year of birth: ***1947***

1.2. Information on the Issuer's bank accounts.

Information on NLMK's main bank accounts as of 31.12.2006

#	Full (abbreviated) name, domicile, INN, BIC, correspondent account of credit institution	The Issuer's bank account	Account type
1	Closed joint-stock company "ABN AMRO Bank A.O."; "ABN AMRO Bank A.O."; Bldg 1, 17, ul. Bolshaya Nikitskaya 103009 Moscow; INN 7703120329; BIC 44525217; Correspondent account 30101810900000000217	40702810400005037751 40702840700005037751 40702978300005037751	settlement account USD running account EUR running account
2	Closed joint-stock company "Deutsche Bank" OOO "Deutsche Bank"; 4, ul. Schepkina 129090 Moscow; INN 7702216772; BIC 44525101; Correspondent account 30101810100000000101	40702810400000000132 40702840200000000234 40702978800000000014	settlement account USD running account EUR running account
3	Closed joint-stock company "International Moscow Bank"; CJSC International Moscow Bank; 9, Prechistinskaya nab. 119034 Moscow; INN 7710030411; BIC 44525545; Correspondent account 30101810300000000545	40702810500010236805 40702840100010236806 40702978500010236802	settlement account USD running account EUR running account
4	Bank of Foreign Trade (open joint-stock company), OAO Vneshtorgbank, 43, ul. Vorontsovskaya, Moscow, 109044; INN 7702070139; BIC 44525187; Correspondent account 30101810700000000187	40702840100150000039 40702978700150000039 40702810000150000156	USD running account EUR running account settlement account
5	Joint-stock bank of natural gas industry "Gazprombank" (closed joint-stock company); JSB "Gazprombank" (CJSC); bldg. 1, 16, ul. Nametkina, Moscow, 117420; INN 7744001497; BIC 44525823; Correspondent account: 30101810200000000823	40702810400000002531	settlement account
6	Joint-stock commercial bank "ROSBANK" (open joint-stock company); OAO JSB «ROSBANK»; 11, ul M. Poryvaevoy 107078 Moscow; INN 7730060164; BIC 44525256; Correspondent account 30101810000000000256	40702810500000114727 40702840900000014727 40702978500000014727	settlement account USD running account EUR running account
7	Open joint-stock company Bank of social development and construction "Lipetskcombank"; OAO "Lipetskcombank"; 8, ul. Internatsionalnaya 398600 Lipetsk; INN 4825005381; BIC 44206704; Correspondent account 30101810700000000704	40702810500000000772 40702810900000000770 40702810300000000309 40702810800000000317 40702840500000000056 40702978100000000056	settlement account settlement account settlement account settlement account USD running account EUR running account

8	*Moscow branch of OAO «Lipetskcombank»;* *2, 2nd Avtozavodskoy proezd 109004 Moscow;* *INN 4825005381;* *BIC 44579254;* *Correspondent account 30101810500000000254*	*40702810102000000015* *40702840402000000015* *40702978002000000015*	*settlement account* *USD running account* *EUR running account*
9	*Bank ZENIT (open joint-stock company);* *Bank ZENIT;* *9, Banny pereulok 129110 Moscow;* *INN 7729405872;* *BIC 44525272;* *Correspondent account 30101810000000000272*	*40702810800000002393* *40702840100000002393* *40702978700000002393*	*settlement account* *USD running account* *EUR running account*
10	*Closed joint-stock company "BNP PARIBAS Bank ";* *CJSC " BNP PARIBAS Bank ";* *Bldg 2, 1, Bolshoy Gnezdnikovsky pereulok, 125009, Moscow;* *INN 7744002405;* *BIC 44525185;* *Correspondent account 30101810100000000185*	*40702810500000303001* *40702840100000303002* *40702978300000303004*	*settlement account* *USD running account* *EUR running account*

1.3. Information on the Issuer's Auditor (Auditors).

The Auditor who audits accounting and financial statements, prepared under Russian accounting standards (RAS) as well as consolidated financial statements prepared under US GAAP:

Full name: ***Closed joint-stock company «PricewaterhouseCoopers Audit»***
Abbreviated name: ***CJSC "PwC Audit"***
Domicile: ***Bldg 5, 52, Kosmodamianskaya naberezhnaya 115054 Moscow Russia***
Tel: ***(495)-967-60-00***
Fax: ***(495)-967-60-01***
E-mail: webmaster@pwc.com

Auditor's license data:

License No: ***E000376***
Issue date: ***20.05.2002***
Validity: ***till 20.05.2007***
Licenser: ***Russian Ministry of Finance***

Financial Statements for the following financial years have been audited by the auditor:

1. Auditing of the Issuer's consolidated US GAAP financial statements: 2003, 2004, 2005, 2006.
2. Auditing of individual RAS financial statements: 2005, 2006.

Factors that can affect the Auditor's independence from the Issuer, including information on any material interests binding the Auditor (the Auditor's officers) with the Issuer (the Issuer's officers):
There are no factors that can affect the Auditor's independence from the Issuer or interests binding the Auditor (Auditor's officers) with the Issuer (the Issuer's officers), namely:

- ***the Auditor (the Auditor's officers) does (do) not have any share in the Issuer's chartered capital;***
- ***the Issuer did not grant any loans to the Auditor (the Auditor's officers);***
- ***there is no close partnership (promotion of the Issuer's products (services), joint ventures, etc.), as well as kinship;***
- ***there are no Issuer's officers being simultaneously the Auditor's officers.***

Procedure of Auditor appointment:
An Auditor is appointed by the General Shareholders' Meeting as advised by the Board of Directors. Recommendations on the Company's Auditor for the Board of Directors are prepared by the Audit Committee. Tender related to Auditor appointment can be provided for. Main rules of the tender, if there is one, are determined by the Audit Committee.

Information on projects executed by the Auditor in the framework of special engagements:
The Auditor did not execute any projects apart from his direct functions related to auditing of financial statements.

Procedure of Auditor fee determination:
The Company's Board of Directors shall determine the fee for Auditor's services and any other essential terms and conditions.

Information on deferred and late payments for the Auditor's services:
There are no deferred and late payments for the Auditor's services.

1.4. Information on the Issuer's Appraiser.

The Issuer did not engage an Appraiser (Appraisers) for services related to securities issue, information on which is presented in this Quarterly Report.

1.5. Information on the Issuer's advisers.

The Financial Adviser who renders consulting services on securities market:
Full name: ***Closed joint-stock company "Renaissance Capital"***
Abbreviated name: ***CJSC "Renaissance Capital"***
Domicile: ***4th floor, Usadba Centr 22, Voznesensky pereulok Moscow 125009, Russia***
Tel: ***(495)-258-77-77***
Fax: ***(495)-258-77-78***
Web-site in the Internet used by the financial adviser to disclose information on the Issuer: ***www.rencap.com***

Data on licenses, permitting professional activity in the securities market:

License of the securities market participant for brokerage
License No.: ***177-05370-100000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Committee on Securities Market***

License of the securities market participant for dealing
License No.: ***177-05386-010000***
Issue date: ***July 12, 2001***
Validity: ***unlimited***
Licenser: ***Federal Commission for the Securities Market***

Services rendered by the Advisor:

- ***assistance to the Issuer in preparation of the prospectus;***

- *verification of integrity and completeness of all information in the Prospectus, with the exception of information, confirmed by the Auditor;*

- *attestation of the Prospectus as well as documentation that might be deemed necessary for the Issuer in order to arrange circulation of shares with traders;*

- *consultations on issues related to preparation of the Prospectus, any other documentation pertained to arrangement of shares circulation and the Issuer going through listing procedure.*

Services being rendered by the Advisor:

- *consultations on issues related to the Issuer's information disclosure in the securities market and monitoring over discharge of the Issuer's liabilities pertaining to information disclosure in the securities market according to the requirements of the Federal Authority on Securities Market.*

1.6. Information on other persons who signed this Quarterly Report.

Information on Chief Accountant of Novolipetsk Steel, who signed this Report:

Alexander A. Sokolov
Tel.: *(4742)-444-046*
Fax: *(4742)-440-618*

II. Main information on the Issuer's financial performance.

2.1. Financial and economic indicators of the Issuer's performance.

In this reporting period such information is not provided.

2.2. The Issuer's market capitalization.

The Issuer's total shares outstanding – 5,993,227,240.

Since 23.11.2004 NLMK's common stock has been listed on "OAO RTS Exchange Market" (hereinafter – OAO "RTS", "Exchange") (ticker symbol – NLMKG).

The value of NLMK capitalization calculated on the basis of the Exchange data as the product of the common stock quantity to averaged common stock price, determined on the basis of Calculation procedure for market price of equity securities and shares in investment funds, admitted to circulation with traders, approved by FCSM Resolution dd. 24.12.2003 No.03-52/ps, amounted to:

- *as of 30.12.2005 – RUR 245 446 388 657;*
- *as of 29.12.2006 - RUR 369 201 197 192.*

Starting from January 14, 2005 NLMK's common stock (ticker symbol – NLMK) was included into quotation list "B" of Securities List ("Classical shares market") admitted to trading at NP "RTS

Stock Exchange".

The value of NLMK capitalization calculated on the basis of the Partnership data, as the product of the common stock quantity to averaged common stock price, determined on the basis of Calculation procedure for market price of equity securities and shares in investment funds, admitted to circulation with traders, approved by FCSM Resolution dd. 24.12.2003 No.03-52/ps, amounted to:

- *as of 30.12.2005 – RUR 256 375 577 920.*

In accordance with the resolution of NP RTS Board of Directors dd. 12.09.2006, since January 1, 2007, trading in the Classical market was transferred from NP RTS to OAO RTS.

The value of NLMK capitalization as of 29.12.2006 on the basis of the Partnership data is not calculated, as in 4Q06 in the NP RTS Classical market the number of transactions was insufficient for calculation of market price of NLMK's common stock on the basis of Calculation procedure for market price of equity securities and shares in investment funds, admitted to circulation with traders, approved by FCSM Resolution dd. 24.12.2003 No.03-52/ps.

From November 5, 2003 to January 28, 2005 information on indicative quoting of the Issuer's common stock was presented on "RTS Board" (ticker symbol – nlmk), though as this information is not an official securities quotation, it cannot be used for calculation of market capitalization of the Company.

In December 2005 NLMK's common stock was admitted to trading on London Stock Exchange as Global Depositary Shares.

Since April 6, 2006 NLMK's common stock began being traded in International Interbank Stock Exchange (ticker symbol – NLMK, code ISIN– RU0009046452), included in the Unofficial List of IISE in accordance with the Rules of listing, admission to distribution and circulation of securities and the Rules of securities trading.

On 21 July 2006 the Board of Directors of ZAO Stock Exchange IISE made a decision to include NLMK's common stock to Quote List "B" of IISE. Since 9 August 2006 NLMK's common stock included in IISE's Quote List "B" began being traded.

The value of NLMK capitalization calculated on the basis of the ZAO Stock Exchange IISE data, as the product of the common stock quantity to averaged common stock price, determined on the basis of Calculation procedure for market price of equity securities and shares in investment funds, admitted to circulation with traders, approved by FCSM Resolution dd. 24.12.2003 No.03-52/ps, amounted to:

- *as of 29.12.2006 – RUR 378 831 893 840*

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

In this reporting period such information is not provided.

2.3.2. The Issuer's credit history.

Over the latest five completed financial years and as of the reporting quarter closure, no loans were taken under the credit facilities agreements in force. No loan agreements have been concluded, therefore, no loans have been taken.

2.3.3. The Issuer's liabilities related to security for third parties.

RUR thousand

	4Q06
The Issuer's liabilities related to security for third parties, total	*1 852 643*

There were no liabilities related to security for third parties in the reporting quarter, inclusive of guarantee or pawn, exceeding 5 percent of the Company's assets book value.

2.3.4. Other commitments of the Issuer.

There were no other commitments of the Issuer as of the reporting quarter closure.

2.4. Purposes of issue and use of funds gathered from securities distribution.

The Company did not issue any securities distributed by subscription since the date of its registration. So the Company did not raise funds by distribution of securities.

2.5. Risks related to acquisition of distributed equity securities.

Acquisition of NLMK's securities entails certain risks which could result in losses for shareholders. Negative impact on the Issuer's core activities and financial performance can be produced by the following risks:

- *industry risk;*
- *country and regional risks;*
- *financial risks;*
- *legal risks; and*
- *risks related to the Issuer's activity.*

2.5.1. Industry risks

NLMK actively operates in domestic and international markets as metal products manufacturer and seller. Industry risk factors in this field include:

Industry risks related to raw materials market:

Industry risks in raw materials markets cover:

- *volatility of prices for purchased materials, which can cause rise in prices of produced goods;*
- *rise in prices for products and services of natural monopolies due to deregulation of utilities market, as well as setting limits on utilities consumption.*
- *breach of obligations on the part of materials suppliers – regarding the composition and quality of raw materials;*
- *risk of rolling-stock being not brought up, which can cause disruption of raw materials deliveries*

Industry risks in sales market cover:

- *ferrous metal demand cycle;*
- *price risks characterized by high volatility of ferrous metal prices in global and domestic markets;*
- *intra-sector competition, caused by high concentration of steel producers;*
- *macroeconomic risks in foreign and domestic markets, including economic growth rates, investment expectations and prices in utilities markets;*
- *higher tariffs, quotas and other trade restrictions in major export markets;*
- *aggravation of competition on the part of producers in the emerging markets, including steelmaking companies of China, Brazil and India;*
- *risks associated with restructuring of the sector due to consolidation trends.*

In case the above risks appear, the Company will have to adjust its activities accordingly.

2.5.2. Country and regional risks

The Issuer operates in the Russian Federation. Taking into account the current economic and political situation in Russia, country risks are quite insignificant for NLMK. However, due to presidential elections in the beginning 2008, the political risks can escalate.

NLMK and its subsidiaries have established an efficient system of cooperation between mining, steelmaking and transport sectors, main production facilities are located within 1,500 km from NLMK's key Russian consumers, in close vicinity from all major roads.

Risks associated with possible wars, emergencies and strikes are practically nonexistent, as the Issuer operates in economically and socially stable regions.

2.5.3. Financial risks

<u>Currency risks</u>

The Issuer faces currency risks, which can affect its performance, as a significant portion of its revenues falls on export sales, whereas raw materials are mostly purchased in the domestic market. Taking into account the situation at the world financial markets in the previous years, NLMK's export program is framed with regard to possible (forecast) dynamics of the main currencies. Actions are taken to diversify export proceeds currency structure. Currency hedging is used.

<u>Risk of interest rate development</u>

The share of borrowed funds in NLMK's structure is quite insignificant at the moment. NLMK's high solvency enables it to decrease the cost of borrowings used for financing of day-to-day operation and investment projects.

Furthermore, tough monetary policy in Russia facilitates the gradual decrease of inflation; it results in the decrease of interest rate, which is an indicator for borrowings cost formation.

Therefore, the risks associated with interest rate development are negligible.

<u>Risk of liquidity deterioration</u>

In order to minimize this risk, the schedule of incoming and outgoing cashflows is carefully planned to identify any possible deficit in financial resources. NLMK's credit rating, the highest among Russian steelmakers, has positive effect on the level of risks associated with the Issuer's liquidity.

2.5.4. Legal risks

Risks, associated with changes in currency and tax legislation and changes in customs clearance rules and duties, would significantly affect the Issuer's performance.

For the reporting period there haven't been any material changes in legislation or court practice which govern legal relationships in the field of licensing, in particular, licensing of the Issuer's core activity or licensing of user rights for objects, the use of which is limited. At the moment there are no legal actions, which could affect the Company's performance in the field of licensing. There are no risks associated with extension of the Issuer's licenses for certain activities or use of objects, the use of which is limited.

2.5.5. Risks associated with the Issuer's activity

For the most part, the Issuer's licenses for core activities are valid till 2007 and further on. The risks related to failure to prolong these or other licenses is extremely low.

Main property risks are insured; it enables the Company to minimize losses in case of contingency.

Subsidiaries and affiliated companies of NLMK are responsible for their financial performance

and risk management.

III. Detail information on the Issuer.

3.1. Issuer's history and development.

3.1.1. Information on the Issuer's company name.

Full name of the Issuer in Russian.

Открытое акционерное общество "Новолипецкий металлургический комбинат"

Abbreviated name in Russian.

ОАО "НЛМК"

Full name of the Issuer in English.

OJSC Novolipetsk Steel

Full name of the Issuer in English.

NLMK

The Company is entitled to use the trade marks "STINOL", «НЛМК» and «NLMK», registered in accordance with the Russian Law (information on trade mark registration is given in clause 4.4. below).

Information on changes in the Issuer's company name.

1. The Yu.V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order

NLMK

Introduced on: ***14.03.1984***

Basis for changes: ***Decree of the Central Commission of the KPSS, Presidium of the Supreme Soviet of the USSR and Council of Ministers of the USSR "On perpetuation the memory of Yury V. Andropov".***

2. Novolipetsk Iron & Steel Corporation

NLMK

Introduced on: ***28.01.1993***

Basis for changes: ***Decision of the Lipetsk Region State Property Management Commission No. 823 dd. December 31, 1992 "On reorganization of the Yu. V. Andropov Novolipetsk Iron & Steel Works into Novolipetsk Iron & Steel Corporation".***

3. Current name was introduced on 12.08.1998

Basis for changes: ***Decision made at Annual Shareholders' Meeting dd. August 1, 1998 (Minutes No. 9) on approval of the redrafted Company's Charter.***

3.1.2. Information on state registration of the Issuer.

State registration number: ***5-Г***

State registration date: *28.01.1993*
Registering authority: ***Administration of Levoberezhny district of the city of Lipetsk***

Legal entity's state registration number: ***1024800823123***
Registration date: ***09.07.2002***
Registering authority: ***Inspection of MNS of Russia in Central district of the city of Lipetsk***

3.1.3. Information on foundation and development of the Issuer.

According to the RF Presidential Decree No. 721 dd. 01.07.1992 "On measures aimed at conversion of state enterprises, voluntary associations of state enterprises into joint stock companies" state enterprise The Yu. V. Andropov Novolipetsk Iron & Steel Works honored with the Lenin Order and the October Revolution Order was reorganized into Novolipetsk Iron & Steel Corporation by resolution of Lipetsk Region State Property Management Commission No. 823 dd. 31.12.1992. The Company was registered by Decree of Head of Levoberezhny district of the city of Lipetsk No. 50 dd. 28.01.1993.

The Company has been established for unlimited period of time.

The purpose of enterprise privatization is to increase efficiency of national economy by transition from planned economy to market economy. In transition to market economy the following decisions have been made by the Company:

- ***on optimization of organizational structure and management system of production and auxiliary divisions;***
- ***on improvement of raw materials supply system, fuel procurement, product sales and marketing services;***
- ***on development and approval of Technical Upgrading and Development Program.***

Today NLMK is a large state-of-the-art company with highly developed and coordinated production, its products are exported to dozens of countries around the world.

NLMK's plans include steady increase of high-end production, solution of various environmental problems at all upstream and downstream production stages, production of high-technology products which meet constantly growing requirements of customers.

3.1.4. Contact information.

The Issuer's domicile: ***Russian Federation***
Domicile of the Issuer's executive body:

2, pl. Metallurgov, Lipetsk 398040 Russia

The Issuer's phone, fax numbers, E-mail, web-site:

Tel: ***(4742)-445-010***

Fax: ***(4742)-441-111***

E-mail: ***info@nlmk.ru***

Web-site with information on the Issuer and its securities issued and/or being issued: ***www.nlmk.ru***

Domicile of the Issuer's department which cooperates with shareholders and investors - ***Equity Management Department: 2, pl. Metallurgov, Lipetsk 398040 Russia***

Tel: ***(4742)-444-989***

Fax: ***(4742)-442-255***

E-mail: ***sp-uak@nlmk.ru***

Web-site: ***www.nlmk.ru/investor_centre/welcome_investor/***

3.1.5. Taxpayer Identification Number.

4823006703

3.1.6. The Issuer's branches and representative offices.

There were no changes in branches and representative offices of NLMK in the reporting period.

3.2. The Issuer's core activity.

3.2.1. The Issuer's sectoral affiliation.

Codes of the Issuer's activities within the sector according to All-Russian Code of Foreign–Economic Activity (OKVED):

Code	*Description*
27.17	*Production of cold rolled steel flats without and with protective coatings*
23.10	*Production of coke*
24.14.2	*Production of other organic chemical products which are not included in any other group of products*
24.15	*Production of fertilizers and nitrogen compounds*
27.11	*Production of pig iron and blast furnace ferroalloys*
27.14	*Production of steel*
27.15	*Production of semi-finished products (slabs) for further rolling*
27.16.2	*Production of hot rolled steel flats*
27.22	*Production of steel pipes and fittings*
27.33	*Production of roll-formed steel sections*
28.63	*Manufacture of locks and hinges*
28.71	*Production of metal drums and similar reservoirs*
29.51	*Manufacture of machinery and equipment for steel industry*
31.62.9	*Services rendered for erection, repair and maintenance of other electric equipment which is not included in any other group of products*
34.30	*Production of parts and components for cars and car motors*
36.22.1.	*Production of technical items with use of precious metals*
37.10.1	*Waste and ferrous scrap processing*
40.10	*Production, transmission and distribution of electric energy*
40.10.5	*Provision of electric mains serviceability*
40.20.2	*Distribution of gas fuel*
40.30	*Production, supply and distribution of steam and hot water (heat energy)*
45.21.1	*Civil works for buildings construction*
45.31	*Electric installation work*
51.70	*Other wholesale trade*
52.11	*Retail trade in non-specialized stores principally of foodstuffs, including beverages and tobacco goods*
52.12	*Other retail trade in non-specialized stores*
52.31	*Retail trade of pharmaceutical products*
55.12	*Operation of hotels without restaurants*
55.51	*Operation of canteens located at the plants and institutions*
60.10.2	*Operation of industrial railroad transport*
60.23	*Operation of other inland passenger transportation*
60.24	*Operation of freight transportation by truck*
63.11	*Logistics of cargo*
63.12	*Storage and warehousing*
63.21.1	*Other auxiliary operation of railroad transport*
64.20.1	*Operation of telephone communications and document transmittal communications*
70.32.1	*Management of housing stock*

74.20.1	*Architectural activity, engineering in industry and construction*
74.20.3	*Land measuring and mapping*
74.60	*Investigations and security services*
80.22.22	*Training in advance training (extension) schools for specialists having secondary vocational education*
80.30.3	*Training in advance training (extension) schools for specialists having higher vocational education*
85.11	*Operation of patient care institutions*
85.13	*Dental practice*
85.20	*Veterinary activity*
92.13	*Movies demonstration*

3.2.2. The Issuer's core activity.

In this reporting period such information is not provided.

3.2.3. Main types of products (works, services).

In this reporting period such information is not provided.

3.2.4. The Issuer's raw materials and suppliers.

In this reporting period such information is not provided.

3.2.5. Sales markets of the Issuer's products (works, services).

Domestic market

Hot rolled flats. *Main consumer of hot rolled flats is Central region (share in total deliveries to domestic market accounted for 29.2%). Hot-rolled flats were supplied to the historical areas of NLMK's influence – Povolzhsky region (10.5%), North-Caucasus region (16.6%) and Central-Chernozemny region (8.2%). Based upon 2006 results, shipments of hot-rolled flats to the Urals region grew significantly (a share in total domestic shipments went up from 6.7% in 2005 to 20.0% in 2006).*

Main consumers of hot rolled flats are traders. Despite the decline in deliveries of hot-rolled flats to traders as compared to the last year, their share made 50.4%. Deliveries to pipe plants went down by 8.7%, as a result their share in shipments decreased from 18.5% to 15.9%.

Cold-rolled flats. *The main consumers of NLMK's cold-rolled flats are the Central region, the Povolzhsky region, and the Urals region. Based upon the results 2005, the Central region (with a share of 26.5% of all shipments) and the Povolzhsky region (with a share of 26,3%) were the leaders. In the reporting period of 2006 the volume of shipments to the Central region was slightly lower than that to Povolzhsky region, as a result their share in cold-rolled flats consumption accounted for 26.9% and 30.1% respectively. The Urals region still ranked third with a share of 16.6% in 2005 and 17.2% in 2006.*

Domestic shipments of cold-rolled flats to automotive producers slightly went down from 29.4% in 2005 to 26.9% in 2006. Shipments of cold-rolled flats to pipe plants decreased (their share in total sales in the reporting period accounted for 3.3% against 3.9% in 2005), while traders increased their share (from 29.9% in 2005 to 33.4% in 2006).

Pig iron. *In 2005 over half of the total pig iron volume was delivered to the Povolzhsky (28.5%) and Central (43.9%) regions. In 2006 13.5% and 17.6% respectively were supplied to those regions for the same period. Shipments to the Volgo-Vyatsky region grew 11.4 fold, as a result, it became the major consumer of the Company's pig iron and its share increased from 13.5% in 2005 to 66.3% in 2006.*

<u>Galvanized flats.</u> There were no significant changes in the sectoral consumption structure of galvanized flats in the 2006 reporting period. Galvanized flats were in the highest demand with traders (42.6%).

The sectoral consumption structure of galvanized flats in for the reporting period slightly changed as compared to the last year. So, a share of shipments to Central region went down to 57.3% of total shipments (62.3% in 2005). A share of shipments to the Urals region went up from 2.3% to 7.4%; to North Caucasus from 11.3% to 12,2%, the share of the Central – Chernozemny region decreased - from 14.9% to 13.3%.

<u>Prepainted flats.</u> Regarding the domestic geography of prepainted flats sales, NLMK's priority economic regions were Central (42.1% of total shipments), North Caucasus (22.9%) and Urals (13.9%).

Over 90% of prepainted flats is represented by galvanized substrate. The most popular gauge of prepainted flats was 0.5 mm (64.7% of total sales).

In the reporting period the volume of orders for NLMK's <u>GO flats</u> from the main consuming regions was as follows:

- *Povolzhsky region: growth by 60.8%;*
- *West-Siberian region: growth by 11.2%;*
- *Central region: growth by 39.6%;*

Consumption of the Central – Chernozemny region shrank by 10.9%.

3407 and 3408 grades of GO flats prevailed in product mix sold in 2006 (28.5% and 35.5%, respectively, of total domestic supplies). A share of wide GO flats exceeded 57.8%.

<u>NGO flats.</u> The major consumers of NGO flats included the Central (46.8% of total shipments in 2006), East-Siberian (6.8%), Povolzhsky (8.5%) and the Urals (12.2%) regions.

<u>Export market</u>

In 2006 the main buyers of NLMK's products were the following:

– Steelco Mediterranean Trading Ltd.,

– Tuscany Intertrade (UK),

– Moorfield Commodities Company.

The global steel market conditions, which were more favorable in 2006 as compared to the most part of 2005, enabled the company to increase its total exports by 405.5 thousand tons (or 6.8%).

Priority directions for NLMK's export were countries of North America and EU-25, as well as other European countries (not member-states of EU-25). Their shares in total exports accounted for 27.7%, 26.9% and 20.8% respectively. For reference, in 2005 the largest volumes of steel products were sold to Asian countries (29.3%) and EU-25 (26.3%). A share of shipments to the North-American market other European countries accounted for 17.9% and 14.8%, respectively.

Based upon 2006 results, the Company increased shipments to North America twofold as compared to the last year. In the reporting period the Company's hot-rolled flats trade with the USA was organized as per quotas under the "Agreement on suspension of anti-dumping investigation regarding certain kinds of hot-rolled carbon steel flat products from the RF". There were no restrictions on supply of semi-finished products to the USA.

Major Asian market for NLMK's sales in 2006 included Thailand (3.5%) and Taiwan (1.4%). The exports to Thailand and Taiwan mainly consist of slabs (100.0% and 99.7% respectively).

The Company traded with EU-25 countries in 2006 pursuant to the Agreement between the Russian government and European Iron and Steel Community on dealing in particular steel products. In the reporting period, the largest volumes were sold to Denmark (8.6% of total exports, share of EU-25 was 31.9%) and Italy (5.8% and 21.5% respectively). Slabs for Dansteel represented 95.7% of products shipped to this country.

Based upon 2006 results, exports to other European countries (not member-states of EU-25), grew by 24.4% vs. 2005 and made 20.8% of NLMK's total exports. 98.3% of this volume was sold to Turkey – major consumer of this region.

In 2006 NLMK's shipments to the Near and Middle East shrank by 24.9%, mainly due to decreased sales to Iran (main sales market in this region) by 4.4 times.

In the reporting period, NLMK's shipments to CIS countries increased by 69.2%. Based on 2006 results, the exports to this country accounted for 7.4% of the total exports of the Company.

In 2005 the Company practically didn't supply its products to the countries of Latin America. In 2006 NLMK shipped slabs to Brazil, as a result, the exports to the countries of Latin America accounted for 6.0%.

In reference to NLMK's exports to Africa, the total volume of the Company's shipments was less than 1.0%.

3.2.6. Information on the Issuer's licenses.

Licenses:

Number: ***ЛПЦ 07811 ВЭ***
Issue date: ***17.08.2000***
Validity: ***till 1.06.2010***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the Company's production and potable water supply (Health center "Parus ")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 08883 ВЭ***
Issue date: ***18.05.2001***
Validity: ***till 1.01.2011***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for the production and potable water supply of an enterprise (Health Center "Prometey")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***006101 ЦО-03-209-1152***
Issue date: ***9.10.2001***
Validity: ***till 1.11.2006***
Licenser: ***Central interregional territorial district of State nuclear inspectorate of Russia***
Activity: ***Operation of radiation sources (products containing radioactive substances)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051789 34TO №004164***
Issue date: ***8.02.2002***
Validity: ***till 1.02.2007***
Licenser: ***State engineering inspectorate of Russia, Verkhne-Donskoy region.***
Activity: ***Unloading, loading and transportation of hazardous cargoes by railway transport***
Possibility of license prolongation: ***The license will not be prolonged (granted as a part of licenses Reg. No. 00-ЭВ-002192, 00-ЭХ-002233)***

Number: ***Г 603433 Registration No. 119***
Issue date: ***7.03.2002***
Validity: ***till 7.03.2007***
Licenser: ***Licensing Department of the Lipetsk region Administration***
Activity: ***Veterinary preventive and diagnostic activity***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not performed)***

Number: ***ГС-1-48-02-22-0-4823006703-000182-1***

Issue date: *8.05.2002*

Validity: *till 8.05.2007*

Licenser: ***Lipetsk branch of the Federal Licensing Center under the State Construction Office of Russia***

Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***

Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ГС-1-48-02-21-0-4823006703-000308-4***

Issue date: ***29.08.2002***

Validity: ***till 29.08.2007***

Licenser: ***Lipetsk branch of the Federal Licensing Center under the State Construction Office of Russia***

Activity: ***Designing of buildings and structures of Responsibility levels I and II in accordance with the State standard***

Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ГС-1-48-02-27-0-4823006703-000390-1***

Issue date: ***19.12.2002***

Validity: ***till 8.05.2007***

Licenser: ***Lipetsk branch of the Federal Licensing Center under the State Construction Office of Russia***

Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***

Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***Д 314039 Registration No. 1***

Issue date: *7.10.2002*

Validity: ***till 7.10.2007***

Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration***

Activity: ***Pharmaceutical activity at NLMK's medical unit***

Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314049 Registration No.14***

Issue date: ***19.12.2002***

Validity: ***till 19.12.2007***

Licenser: ***Pharmacy and medical equipment committee of the Lipetsk region Administration***

Activity: ***Activity related to circulation of drugs and psychotropic substances included in List II in accordance with the Federal Act "On drugs and psychotropic substances".***

Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 314014 Registration No.20***

Issue date: ***30.12.2002***

Validity: ***till 30.12.2007***

Licenser: ***Health Department of the Lipetsk region Administration.***

Activity: ***Medical activity in accordance with Appendix No. 1 and license copies issued at the location of geographically distant facilities (Appendices No. 2-34).***

Possibility of license prolongation: ***The license will be prolonged***

Number: ***004918 НВГ No.00526-К***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic inspectorate***
Activity: ***Cartographical activity***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***004917 НВГ No.00525-Г***
Issue date: ***18.04.2003***
Validity: ***till 18.04.2008***
Licenser: ***Federal Service of geodesy and cartography of Russia. Nizhnevolzhsk territorial inspection of geodesic inspectorate***
Activity: ***Geodesic activity***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Д 293036 Registration No.37***
Issue date: ***23.05.2003***
Validity: ***till 23.05.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity in the Health Center "Prometey". Address: Lipetsk, camp "Prometey".***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ Registration No.54085 ВЭ***
Issue date: ***20.05.2003***
Validity: ***till 1.03.2012***
Licenser: ***Lipetsk region natural resources committee***
Activity: ***Draft of fresh underground water for industrial purposes and potable water supply (the city of Lipetsk and village Borinskoye of the Lipetsk district, Lipetsk region, the RF)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***МК No.002125 Registration No.585***
Issue date: ***11.06.2003***
Validity: ***till 11.06.2008***
Licenser: ***Ministry of culture. The State department for protection of cultural heritage in the Lipetsk region.***
Activity: ***Activity aimed at restoration of cultural heritage objects (historical and cultural monuments)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Б 318290 Registration No.178***
Issue date: ***9.07.2003***
Validity: ***till 9.07.2008***
Licenser: ***Department of Federal security service in the Lipetsk region***
Activity: ***Operations with the use of State secret information***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 293062 Registration No.75***
Issue date: ***25.08.2003***

Validity: ***till 25.08.2008***
Licenser: ***Health Department of the Lipetsk region Administration***
Activity: ***Medical activity under Appendix No. 1 (Health Center "Parus")***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 382503 Registration No. 50012615***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Electric mains operation (excluding the cases when this activity is performed for the own needs of a legal entity or a sole proprietor)***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***Д 382502 Registration No. 60012614***
Issue date: ***3.09.2003***
Validity: ***till 2.09.2008***
Licenser: ***Ministry of energy of the Russian Federation.***
Activity: ***Heat networks operation (excluding the cases when this activity is performed for the own needs of a legal entity or a sole proprietor)***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ГСЭН No.002340 ГСЭН.1.34.012***
Issue date: ***9.10.2003***
Validity: ***till 9.10.2008***
Licenser: ***Health Ministry of the Russian Federation***
Activity: ***Use of infectious disease pathogens. Operations with microorganisms of the 3rd – 4th group of pathogenicity and helminthes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 411485 Registration No. 30014386***
Issue date: ***10.10.2003***
Validity: ***till 9.10.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***0008679 Registration No.2/04818***
Issue date: ***24.10.2003***
Validity: ***till 24.10.2008***
Licenser: ***Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation***
Activity: ***Erection, repair and servicing of devices which provide fire safety of buildings***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***012545 Registration No. 48M03/0042/Л***
Issue date: ***05.12.2003***
Validity: ***till 5.12.2008***

Licenser: ***Central Office of natural resources and environmental protection with MPR of Russia in the Lipetsk region.***
Activity: ***Handling of dangerous wastes***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 051220 Registration No. 523***
Issue date: ***10.12.2003***
Validity: ***till 10.12.2007***
Licenser: ***Department of Education and Science in the Lipetsk region Administration***
Activity: ***Educational activities in the area of secondary vocational training (dental technicians' training)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 475342 Registration No.592***
Issue date: ***16.11.2006***
Validity: ***till 16.11.2011***
Licenser: ***Department of consumer market in the Lipetsk region Administration***
Activity: ***Retail sales of alcoholic spirits***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 413045 Registration No.30017363***
Issue date: ***23.12.2003***
Validity: ***till 22.12.2008***
Licenser: ***Ministry of energy of the Russian Federation***
Activity: ***Storage of oil, gas and products of their processing***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***Б 013868 Registration No.00-ЭВ-002192***
Issue date: ***29.01.2004***
Validity: ***till 29.01.2009***
Licenser: ***Federal mining and industrial inspectorate of Russia***
Activity: ***Operation of explosive production facilities***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Б 013818 Registration No. 00-ЭХ-002233***
Issue date: ***04.02.2004***
Validity: ***till 04.02.2009***
Licenser: ***Federal mining and industrial inspectorate of Russia***
Activity: ***Operation of chemically dangerous production facilities***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: ***Д №00397 Registration No. 001119-Р***
Issue date: ***27.02.2004***
Validity: ***till 27.02.2009***
Licenser: ***State Standard of Russia (Gosstandart)***
Activity: ***Manufacture and repair of measuring devices***
Possibility of license prolongation: ***The license will be prolonged in case the Technical Regulations do not come into force.***

Number: *А 0653 ПРД No. 02313*
Issue date: *01.03.2004*
Validity: *till 01.03.2009*
Licenser: *Ministry of communications*
Activity: *Railway handling*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 339099 Registration No.135*
Issue date: *17.03.2004*
Validity: *till 17.03.2009*
Licenser: *Pharmacy and medical equipment committee of the Lipetsk region Administration.*
Activity: *Activity related to circulation of psychotropic agents in List III according to Federal Law "On drugs u psychotropic agents" under the extract from the Register to the license*
Possibility of license prolongation: *The license will be prolonged*

Number: *0012022 Registration No.3/00212*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation*
Activity: *Operation of fire-hazardous facilities*
Possibility of license prolongation: *The license will be prolonged in case the Technical Regulations do not come into force.*

Number: *0012485 Registration # 2/06892*
Issue date: *30.03.2004*
Validity: *till 30.03.2009*
Licenser: *Central Office of the State Firefighting Service under the Ministry of Emergency Situations of the Russian Federation*
Activity: *Erection, repair and servicing of devices which provide fire safety of buildings*
Possibility of license prolongation: *The license will be prolonged in case the Technical Regulations do not come into force.*

Number: *Д 235444 Registration No.28*
Issue date: *13.05.2004*
Validity: *till 13.05.2009*
Licenser: *Department of consumer market with Administration of the Lipetsk Region*
Activity: *Public demonstration of audio-visual pieces in cinemas of Health Center "Sukhoborye" and Health Center "Prometey" located at: village Sukhoborye, Lipetsk*
Possibility of license prolongation: *The license will be prolonged*

Number: *0160002030*
Issue date: *09.06.2004*
Validity: *till 09.06.2009*
Licenser: *State Central Inspection of assay surveillance*
Activity: *Production of technical items (production tools) with use of precious metals inclusive of platinum-ware in the order established by statutory acts of the Russian Federation*
Possibility of license prolongation: *The license will be prolonged*

Number: *Б 339904 Registration No.1423M*

Issue date: *07.06.2004*
Validity: *till 09.07.2008*
Licenser: *Federal Security Department in the Lipetsk region*
Activity: *Measures and services aimed at protection of State secret*
Possibility of license prolongation: *The license will be prolonged*

Number: *Д 235702 Registration No. 44*
Issue date: *03.09.2004*
Validity: *till 03.09.2009*
Licenser: *Department of consumer market with Lipetsk region administration*
Activity: *Procurement, preparation and sales of ferrous scrap at the address: 2, pl. Metallurgov, Lipetsk (territory of NLMK)*
Possibility of license prolongation: *The license will be prolonged*

Number: *A 013562 Registration No. 34-XB-001027(Г)*
Issue date: *25.10.2004*
Validity: *till 25.10.2009*
Licenser: *Federal Ecologic, Technologic and Nuclear Supervision Service (Rostekhnadzor)*
Activity: *Storage of industrial explosives (handling, inspection test, packing, stock-taking, storing of industrial explosives and their testing during storage)*
Possibility of license prolongation: *The license will be prolonged*

Number: *МГ No.006673 МКГ- 48-113421*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Permit to cargo transportation by motor vehicles*
Possibility of license prolongation: *The license will be prolonged*

Number: *МП No.008115 МКП-48-113422*
Issue date: *25.01.2005*
Validity: *till 24.01.2009*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Admittance to commercial international transportation of passengers by motor vehicles*
Possibility of license prolongation: *The license will be prolonged*

Number: *BA No.012044 ЛСС-48-113416*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Commercial transportation of passengers by motor vehicles*
Possibility of license prolongation: *The license will not be prolonged (the activity is not subject to licensing)*

Number: *BA No.012042 ГСС-48-113414*
Issue date: *11.01.2005*
Validity: *till 10.01.2010*
Licenser: *Lipetsk regional branch of Russian transport inspection*
Activity: *Freight of passengers by motor vehicles with the capacity over 3.5 tons*

Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***BA No.012043 ACC-48-113415***
Issue date: ***11.01.2005***
Validity: ***till 10.01.2010***
Licenser: ***Lipetsk regional branch of Russian transport inspection***
Activity: ***Transportation of passengers by motor vehicles equipped for more than 8 people***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A No.025805 ПВ-13-000003(B)***
Issue date: ***24.02.2005***
Validity: ***till 23.02.2010***
Licenser: ***Federal service on environmental, technological and atomic supervision (Rostechnadzor)***
Activity: ***Operations with industrial explosives***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***KEM Reg. No. 13269 ТЭ***
Issue date: ***30.08.2005***
Validity: ***till 20.08.2025***
Licenser: ***Ministry of natural resources of Russia, Federal agency of subsoil usage***
Activity: ***Right of subsoil usage (exploration and extraction of coal at Zhernovsky-1 area of Zhernovsky coal field)***
Possibility of license prolongation: ***The license will be prolonged***

Number: *77.99.15.002.Л.001157.09.05*
Issue date: ***21.09.2005***
Validity: ***till 21.09.2010***
Licenser: ***Federal supervisory service for consumer protection and human welfare***
Activity: ***Usage of ionizing radiation (generating) sources in geographically isolated facilities***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***TC 4801312 ДА 000802***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***
Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***
Activity: ***Maintenance and repair of railway equipment***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ПС 4801305 ДА 000801***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***
Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***
Activity: ***Maintenance and repair of railway rolling stock***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ПГ 4801314 ДА 000071***
Issue date: ***08.02.2005***
Validity: ***till 08.02.2010***

Licenser: ***Federal transport supervisory service, the RF Ministry of Transport***
Activity: ***Transportation of goods by railway transport***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***P/2005/0069/100/Л 1690034***
Issue date: ***09.11.2005***
Validity: ***till 09.11.2010***
Licenser: ***Federal service for hydrometeorology and environment monitoring***
Activity: ***Activity in the field of hydrometeorology and related areas***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПЦ 00189 БРЭЗХ No.007163***
Issue date: ***30.11.2005***
Validity: ***till 01.12.2008***
Licenser: ***Donskoy basin administration under Federal water resources agency***
Activity: ***Water consumption (industrial water consumption, waste water discharge, usage of river Voronezh waterways)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***Д 677407 ГС-1-48-02-27-0-4823006703-001775-1***
Issue date: ***26.12.2005***
Validity: ***till 07.03.2007***
Licenser: ***Federal Agency for construction, housing and communal services***
Activity: ***Construction of buildings and structures of Responsibility levels I and II in accordance with the State standard***
Possibility of license prolongation: ***The license will not be prolonged (the activity is not subject to licensing)***

Number: ***ЛПЦ 00182 БОИВХ No.007183***
Issue date: ***23.06.2006***
Validity: ***till 01.07.2008***
Licenser: ***Donskoy basin administration under Federal water resources agency***
Activity: ***Water consumption (waste water discharge Lebazhye lake)***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***A 182699 №1413***
Issue date: ***30.08.2006***
Validity: ***till 30.08.2009***
Licenser: ***Department of Education and Science with Lipetsk region Administration***
Activity: ***Education***
Possibility of license prolongation: ***The license will be prolonged***

Number: ***ЛПР №0109658***
Issue date: ***24.08.2006***
Validity: ***till 04.02.2007***
Licenser: ***Ministry of Internal Affaires of the Russian Federation, Internal Affaires Department of Lipetsk region***
Activity: ***Purchasing of guns (cartridges) in the territory of the Russian Federation***
Possibility of license prolongation: ***The license will be prolonged***

3.2.7. Joint ventures of the Issuer.

At present there are no joint ventures established by NLMK and other companies.

As of 31.03.2006 Joint Venture Agreement No. 208 dd. 09.02.1994 with Scientific-technical enterprise "New machines and technologies" (P.O. Box 29/39 Dnepropetrovsk 320059) was in force. NLMK's Investments amounted to RUR 1,487,250.0. The investments are aimed at consortium establishment for construction and commissioning of a production sector for high-quality centrifugal rolls on the basis of Lutugin Rolls Production Association.

There is no information on the joint venture financial performance for 2006 due to failure of a partner to the joint venture to present its financial statements.

3.2.8. Additional requirements to Issuers being stock investment funds, insurance or credit companies, mortgage agencies.

The information is not presented as the Issuer is not a stock investment fund, insurance company, credit company or mortgage agency.

3.2.9. Additional requirements to Issuers, which specialize in mining operations.

The information on NLMK's subsidiaries and affiliated companies, which specialize in mining operations, is provided.

I. Studenovsk Joint Stock Mining Company (OJSC Stagdok)

a) Mineral reserves:

According to the obtained license, OJSC Stagdok has the right for Sitov area subsoil of Sokol-Sitov fluxed limestone field located in the Lipetsk region (3 km north of Lipetsk and 0.5 km west of village Voskresenovka of the Lipetsk region).

The license for subsoil use: series ЛПЦ No. 54036 ТЭ

Issue date: May 30, 2002.

Expiry date: 31.12.2028.

The basis for licensing:

- supplementary exploration and revaluation of reserves in the period of 1995-2000;

- change of field contour.

The subsoil area given for use has a mining lease status. The maximum depth of the area is +106 meters subject to mandatory preservation of protective pillar of 2 meters capacity above the groundwater level.

Sitov area of Sokol-Sitov field with limestone reserves of 200,901 thousand tons as of 01.01.2000, inclusive of 34,095 thousand tons of quality A, 166,806 thousand tons of quality C1, confirmed by (taking into account supplementary exploration and revaluation of the field) the Territorial Mining Reserves Commission (Minutes No. 51 dd. June 29, 2000).

In 4Q06 limestone extraction volume amounted to 1132,9 thousand tons.

As of 01.01.2007 the reserve residue of Sitov area constitutes 172,170.2 thousand tons, inclusive of 5,364,2thousand tons of quality A and 166,806 thousand tons of quality C1.

Within the given mining lease the company has the right for geological survey for conversion of limestone reserves from low industrial grades to high grades.

Main liabilities of the Company.

1. To extract limestone with observation of the following conditions:

- to define annual extraction volume of limestone on the basis of mining operations plan;

- to coordinate the plan of mining operations, norms for losses and impoverishment with State engineering supervision bodies on the annual basis.

2. To effect payments for subsoil use according to the existing norms:

- 6% of the product selling price for the right to extract fluxed limestone;

- 5.5% of the product selling price for the right to extract construction quality limestone.

The Company must make double payments for mineral loss infringement, effect tax and other mandatory payments to the budget in time and in full.

3. To present statistical reports under form 5-гр to the Federal Geological Administration "Geological Fund of the Central regions of Russia" by January 15 every year.

4. To present statistical reports under form 70-ТП, 71-ТП to bodies stated in these forms by January 25 every year.

5. In the course of the field use OJSC Stagdok must constantly monitor groundwater through the existing observation network.

The liabilities described in the license are fulfilled by the company in accordance with established procedure.

b). Extraction and processing of minerals:

Main facilities and equipment used for extraction and processing of fluxed limestone at Sokol-Sitov field are crushers and mills, shovels, BELAZ trucks, drilling rigs, bulldozers, diesel locomotives.

c). Sales:

Limestone from Sitov area can be used as raw material for the products conforming to the following requirements:

- TU 0750-005-00186855-97 "Limestone of industrial grade. Specifications";

- TU 0750-004-00186855-95 "Limestone of industrial grade extracted by Studenovsk Joint-Stock Company. Specifications".

Crushed limestone for construction, limestone of industrial grade are not covered by "Product mix to be mandatorily certified according to the Russian Law" approved by Decree No. 64 dd. 30.07.2002 of the RF State Standard (Gosstandart RF).

II. Open Joint-Stock Company Dolomite (OJSC Dolomite)

a) Mineral reserves:

Under the obtained license, OJSC Dolomite has the right to use subsoil for dolomite extraction in Bigildin and Prikarjerny areas of Dankov field.

Mineral resources are metallurgical dolomite, construction grade crushed rock and limestone (dolomite) flour.

As of 01.01.2007 \ the areas for which licenses were granted had 396,727 thousand tons of balance sheet reserves of dolomite, inclusive of 244,061 thousand tons in Bigildin area and 152,666 thousand tons in Prikarjerny area. Dankov field contains (all areas) 665,204 thousand tons of dolomite balance sheet reserves in total.

In 2006 extraction volume amounted to 3,029 thousand tons.

Reserve evaluation method was approved by Protocol No. 873 dd. September 26, 2003 of the State Mineral Reserves Committee (GKZ).

License No. ЛПЦ 54112 ТЭ for subsoil use was obtained by OJSC Dolomite for the purpose of dolomite extraction at Bigildin and Prikarjerny areas of Dankov field in order to manufacture metallurgical raw materials and construction materials. Subsoil areas have the mining lease status.

The license was granted on: October 1, 2003.

Expiry date: 01.01.2029.

The basis for licensing was renewal of the valid license due to change of legal entity's (subsoil user's) name .

Validity of the licenses can be prolonged upon initiative of the subsoil user.

Allocated subsoil areas are located 3-7 km north-east of Dankov and railway station with the same name – Dankov UVJD, 95 km north-west of Lipetsk. The relief is relatively plain with ravine gully type network. The area of Bigildin area is 528 hectares, of Prikarjerny one – 316 hectares, total area is 844 hectares. The areas are located on cropland that can be used for agricultural purposes. Minerals in the field are overlapped by argillaceous sand and off-grade carbonate deposits. The

average capacity of stripping is 17.5 meters and one of productive strata– 23.0 meters. Dolomites are flooded down to 1 – 3 meters in the bottom part of the cut. The depth of exploitation is up to 40 meters.

Liabilities of the Company:

1. To pay tax on dolomite extraction for construction materials in the amount of 5.5% of the extracted mineral value;

2. To pay tax on dolomite extraction for metallurgical raw materials in the amount of 6.0% of the mineral value.

3. To effect double payments for mineral loss infringement.

4. To present a report under forms 5-ГР, 70-ТП, 71-ТП to controlling bodies on the annual basis.

5. To renew documents for the mining leases in areas under mining in Gostechnadzor of the Russian Federation in Verkhne - Donskoy region before 01.05.2005.

6. To write off dolomite reserves accounted by the State in the field areas within the mining lease at the time of operations completion and perform complete reclamation of dislocated soils.

7. To prepare the annual mining development plan for the forthcoming year and to coordinate it with Gostechnadzor of the Russian Federation in Verkhne-Donskoy region before December 15.

8. Two years prior to license expiry date a project of mining opening final liquidation and dislocated soil reclamation shall be developed and approved.

All the above liabilities are fulfilled within established time.

b) Mineral processing:

Electric full-rotary excavators manufactured by UZTM of ЭКГ –5а and ЭКГ –4,6Б type with 5 m^3 *and 4.6* m^3 *bucket capacity respectively and max. digging height of 10.3 m which corresponds to height of common quarry face and stripping capacity are used for dolomite extraction in open-cut mine. Drill works are done by roller-bit drilling rig of СБШ – 250МН type. Borehole diameter is 250 mm at drilling depth of 10-12 meters. Ore is crushed by jaw crushers with simple movement of jaw of grade ЩДП 3x12 and ЩДП 15x21 with receiving hole of 900 mm x 1200 mm and 1500 mm x 2100 mm respectively and capacity of 180* m^3/h *and 550* m^3/h *respectively. The material is additionally crushed in cone secondary crushers of КСД –1750ГР and КСД –2200ГР of 200* m^3/h *and 500* m^3/h *capacity respectively. Material is classified by fractions by vibrating screens of ГиЛ, ГиС, ГиТ types.*

Screened material is transported by belt conveyors of horizontal and inclined type with belt width of B 800 mm, B 1000 mm and B 1200 mm, of capacity which is correspondent to capacities of main production lines, i.e. jaw and cone crushers.

c) Product sales:

Permissions for dolomite products sales and export quotas allocated by the Federal Law are not provided for.

III. Open Joint-Stock Company Stoilensky GOK (OJSC Stoilensky GOK)

a) Mineral reserves:

1) According to the obtained license, OJSC Stoilensky GOK has the right for quarry operation at the Sloilensk iron ore and nonmetallics field.

The field was explored by Belgorod geological surveillance expedition.

State Mineral Reserves Commission with the Ecology and Natural Resources Ministry of the Russian Federation approved the following reserves for quarry operations (500 meters to bedding rock) (Minutes No. 1, No. 2 dd. January 24, 1992):

- high grade iron ore;
- magnetite quartzite;
- oxidized quartzite;
- clay and loam;
- chalk;
- marl;
- sand;
- decayed slate;
- crystalline slate;
- quartzitic sandstone;
- granite gneiss.

The balance sheet reserves remainder as of 01.10.07:

- *high grade iron ore of category B+C1 – 56,082 thousand tons; of category C2 – 11,991 thousand tons;*
- *magnetite quartzite of category B+C1 – 4,910,080 thousand tons; of category C2 – 1,563,565 thousand tons.*

Extraction volume starting from the field excavation beginning till 01.10.2007 accounted for:
- high grade iron ore – 106,135 thousand tons;
- magnetite quartzite – 345,875 thousand tons.

Annual design capacity of the Company on high grade iron ore excavation is 1000 thousand tons, magnetite quartzite – 25440 thousand tons.

Stoilensky GOK was granted the license of series БЕЛ №13030 ТЭ for subsoil usage – excavation of iron ore, ferruginous quartzite of Stoilensky field, as well as associated nonmetallics located in stripping and special dumps; the license was registered by Natural Resources Ministry of Russia under No. 3955 dd. 24.03.2005. Marketable products produced by iron ore processing are sintering ore and iron ore concentrate. Nonmetallic by-products and finished products from their processing are used in-house or in other companies.

Issue date of the license: March 24, 2005.

License expiry date: January 1, 2016. (Validity of the license can be prolonged upon initiative of the subsoil user as well as in other cases set forth in the Federal Act "On subsoils").

The license was granted on the basis of application and licensing documents submitted by OJSC Stoilensky GOK.

Under terms and conditions of the license and within its validity, OJSC Stoilensky GOK shall:

- effect payments for extraction of minerals and for the use of land lots;

- observe the rules of safe operation, environmental protection, mineral resources conservation, subsoil protection.

Under special conditions of the license, OJSC Stoilensky GOK is liable to:

- additionally coordinate payment terms or procedures for subsoil use with the issuing bodies - in case existing legislation changes;

- should any unknown mineral types and associated valuable components be found at the moment of license granting, the issuing bodies are entitled to call for state appraisal of geological materials and review the conditions of subsoil use;

- prepare reports on fulfillment of subsoil use conditions under this license for the previous year not later than on January 15 of the year following the reporting one;

- renew the license due to change of the company's name or status.

The obligations stated in the license are fulfilled by the Company according to the established procedure.

2) Under license of series БЕЛ No. 50162 ВЭ, OJSC Stoilensky GOK is entitled to extract drainage groundwater in order to dewater the quarry of Stoilensk ferruginous quartzite field.

Issue date of the license: 13.01.2003.

License expiry date: 01.11.2012.

The license was granted on the basis of application and licensing documents submitted by OJSC Stoilensky GOK.

Drainage groundwater reserves of Stoilensk field were approved according to Turonian

Maastricht, Alb-senoman aquiferous stratum and Archean Proterozoic aquiferous complex in the amount of 79 thousand m^3/day under category B (Minutes No. 3 GKZ dd. January 24, 1992)

Turonian Maastricht aquiferous stratum refers to top interstitial weathering zone of marl-chalk stratum with 60-90 meters capacity of the same age. The stratum is free-flow, static level is at 25-50 meters depth. The stratum around the quarry is fully drained.

Alb-senoman aquiferous stratum refers to medium sands of the same age located at 90-110 meters depth overlapped by sand-clay deposits of quaternary age and chalk – marl rocks. The stratum is free-flow, depth is 63-94 meters. Decrease of groundwater level in area of drained contour is 40-45 meters.

Archaean Proterozoic aquiferous stratum of 150 m capacity refers to cracked area of crystalline rock, confining bed of which lies at the depth of 120-140 meters. Aquiferous stratum is under pressure, piezometric level is at the depth of 75-100 meters, the quarry is drained.

OJSC Stoilensky GOK drains groundwater through 140 draining rise wells and 12 filters drilled from ring-type horizontal quarry system of 28 km total length. Underground water intake includes 20 rise upward boreholes and mine drainage from shaft No. 3.

Mine drainage in 1-4Q06in the whole accounted for 43,714,646 m^3, including household and potable water 5,844,573 m^3.

Area of water intake belongs to Don river basin.

The subsoil user is permitted to take groundwater continuously in order to drain the quarry with the decrease of groundwater level to the drainage working and in quantity providing for safe mining operations.

In the subsoil user's territory there is a network of observation wells by which the subsoil user monitors groundwater and studies hydrodynamic and hydrochemical conditions of groundwater in the affected zone.

In 2006 OJSC Stoilensky GOK reevaluated the groundwater reserves under category B with their approval by GKZ.

According to the license terms and conditions OJSC Stoilensk GOK shall effect payments for the use of water bodies in accordance with the existing legislation of the Russian Federation, as well as legislative instruments and regulations of the Government and Belgorod region.

The liabilities stated in the license are fulfilled by the Company according to the established procedure.

b) Minerals processing:

1. Main technologies used:

The field is excavated, i.e. opened by a network of trenches. Excavation system includes external refuse disposal. Quarry depth is 345 meters. Loose deposits are being opened by rotor complex and cyclic excavators. Rock stripping, high grade ore and ferruginous quartzite are extracted by cyclic excavators with preliminary opening by drilling-and-blasting operations. Ore mass is taken out of the quarry by trucks, railway and conveyor belts.

High grade ore processing includes three stages of crushing and screening with separation of sintering ore. Processing of ferruginous quartzite (magnetite) takes three stages of crushing with closed final stage, three stages of milling, magnetic separation, desliming, dehydration of concentrate in vacuum filters. Hydrotransportation of processing tailings is forced/gravity-flowing type. Water recycling is used.

2. The following equipment is used:

2.1. Mining operations:

- drillings rigs СБШ –250 МНА-32;

- charge machine "Akvatol", МЗ-4;

- cyclic excavators ЭКГ-10, ЭКГ-10Р, ЭКГ-8И, ЭКГ-8УС, ЭКГ-4,6 (4У, 5У), ЭШ10/70, ЭШ6/45;

- rotor complex KU-800.

2.2. Transportation of mining mass:

- dump trucks BELAZ 75131, 75191, 7555;

- electric locomotives ОПЭ-1, НП-1, locomotives ЧМЭ-3, ТЭМ-2, М-62;

- boxcars 2BC-105;

- mobile conveyor in rotor complex KU-800.

2.3 Crushing and benefication equipment:

- crushers – ЩКД 2100/1500, ДМРиЭ14,5/13, ККД 1500/180, КСД 3000Т, КМД 3000Т2-ДП, HydroconeH8800 (SANDVIK) ;

- screens ГИСТ-72, ГИТ-52Н;

- classifiers 2КСН 3,0x17,2;

- mills МШЦУ5,5x65, МШЦ 5,5x6,5;

- separators ПБМ-П-120/300, ПБМ-ПП-150/200, ПБМ-ПП-120/300;

- deslimers МД-12;

- vacuum filters ДШ 100/2,5, ДТВО-100/2,58У, ДОО-100/2,5;

- pumps ГРК, ГРТ 1250/71, ГРК 1600/56,

- stationary, reverse, mobile belt conveyors.

в) Sales

Finished products (sintering ore and iron ore concentrate) are sold on the basis of agreements concluded with customers.

No authorization of state bodies is required for the sales of these products.

3.2.10. Additional requirements to the Issuers whose core activity is communication services.

The information is not submitted due to the fact that the Issuer does not render communication services.

3.3. The Issuer's prospects.

In recent years NLMK has been one of the most efficient steelmakers in Russia and in the world.

In accordance with the approved "Sustainable Development Strategy for 2007-2011", NLMK continues to strengthen its vertical integration aimed at self-sufficiency in main raw materials and, therefore, cost reduction.

The key element of NLMK's production strategy is a large-scale Technical Upgrade & Development Program, which was launched in 2000. In 2007 NLMK will start implementing its 2nd stage (2007-2011), its basic parameters were approved by NLMK's Board of Directors in 2006. The program will be financed by cashflows from NLMK's core activity and existing funds.

The main objective of the Technical Upgrade & Development Program is a balanced growth of the Company at all stages of production chain. In line with the strategy chosen, the Company intends to make the best use of its main competitive advantage – low-cost production of high-quality steel. In this connection, NLMK's midterm plans involve slabs production ramp-up with further processing at rolling facilities, being acquired in the key sales markets.

In the framework of all NLMK's investment projects, it intends to pay major attention to labor safety and industrial ecology.

In 2007 the Company will continue to optimize control functions and intensification of business processes.

3.4. The Issuer's share in industrial, banking and financial groups, holdings, concerns and associations.

The Issuer does not have any share in industrial, bank and financial groups, holdings, concerns and associations.

3.5. Subsidiaries and affiliated companies of the Issuer.

1. Full name: ***Limited-Liability Company Lipetsk Insurance Company Chance***
Abbreviated name: ***LLC LSO Chance***
Domicile: ***30, ul. Nedelina, Lipetsk 398059 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***insurance activity.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Elena I. Vlasova, year of birth – 1961, doesn't hold any share in the Issuer's equity.

2. Full name: ***Limited-Liability Company Steel***
Abbreviated name: ***LLC Steel***
Domicile: ***1, ul. Lenin, Uglich, Yaroslavl region 152620 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***supply of raw materials and materials, scrap for ferrous metallurgy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Oleg A. Schetnikov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

3. Full name: ***Limited-Liability Company Novolipetskoye***
Abbreviated name: ***LLC Novolipetskoye***
Domicile: ***Village Tyushevka, Lipetsk region, 398052 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Tatiyana V. Lyapina, year of birth – 1973,***

share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;

2. ***Valery A.Mamyshev , year of birth – 1941,***
   share in the Issuer's equity:0.00017%
   share in the Issuer's common stock: 0.00017%
3. ***Alexander S. Posadnev, year of birth - 1982, doesn't hold any share in the Issuer's equity;***
4. ***Grigory I. Putilin, year of birth - 1974, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Vladimir N. Semenov, year of birth – 1958, doesn't hold any share in the Issuer's equity.

4. Full name: ***Limited-Liability Company Karamyshevskoye***
Abbreviated name: ***LLC Karamyshevskoye***
Domicile: ***Village Karamyshevo, Gryazi district, Lipetsk region 399077 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production and processing of agricultural products.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexey M. Postnikov, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
Members:

1. ***Olga D. Grechishkina, year of birth – 1964, doesn't hold any share in the Issuer's equity.***
2. ***Elena S. Meyer, year of birth – 1980, doesn't hold any share in the Issuer's equity.***
3. ***Alexander S. Posadnev, year of birth – 1982, doesn't hold any share in the Issuer's equity;***
4. ***Viktoriya A. Kuryanova, year of birth – 1979, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Vladimir V. Yelizarov, year of birth – 1948, doesn't hold any share in the Issuer's equity.

5. Full name: ***Limited-Liability Company Trade House NLMK***
Abbreviated name: ***LLC Trade House NLMK***
Domicile: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***domestic and export trading of ferrous and non-ferrous metals.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Victor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity***
Members:

1. ***Dmitry A. Baranov, year of birth – 1968, doesn't hold any share in the Issuer's equity;***
2. ***Galina A. Aglyamova, year of birth – 1961,***
   share in the Issuer's equity: 0.00017%,
   share in the Issuer's common stock: 0.00017%;
3. ***Alrxander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity: 0.00018%,
   share in the Issuer's common stock: 0.00018%;

4. Igor N. Anisimov year of birth – 1965,
share in the Issuer's equity: 0.0017%,
share in the Issuer's common stock: 0.0017%;
5. Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Dmitry V. Guglya, year of birth – 1970, doesn't hold any share in the Issuer's equity.

6. Full name: *Limited Liability Company Vtorchermet NLMK*
Abbreviated name: *LLC Vtorchermet NLMK*
Domicile: *bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: *the Issuer holds over 50% of the equity*
The Issuer's share in subsidiary's equity: *100 %*
The subsidiary's share in the Issuer's equity: *no*
Core activity of the subsidiary: *purchasing, processing and selling of ferrous and non-ferrous scrap.*
Importance for the Issuer: *production process servicing.*
Information on the personal structure of the Company's Board:
Chairman: Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.
Members:
1. Irina V. Vetkina, year of birth – 1971, doesn't hold any share in the Issuer's equity;
2. Savely N. Shin, year of birth – 1953, doesn't hold any share in the Issuer's equity;
3. Maxim G. Ponomarev, year of birth – 1973, doesn't hold any share in the Issuer's equity;
4. Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director General – Savely N. Shin, year of birth – 1953, doesn't hold any share in the Issuer's equity.

7. Full name: *DanSteel A/S*
Abbreviated name: *DanSteel A/S*
Domicile: *Havnevej 33, 3300 Frederiksvaerk Denmark*
The basis for recognition of subsidiary status with respect to the Issuer: *the Issuer holds over 50% of the equity*
The Issuer's share in subsidiary's equity: *100 %*
The Issuer's in the subsidiary's common stock: *100 %*
The subsidiary's share in the Issuer's equity: *no*
Core activity of the subsidiary: *production of steel products*
Importance for the Issuer: *production of high value-added steel products*
Information on the personal structure of the Company's Board:
Chairman: Petr D. Golitsyn, year of birth – 1955, doesn't hold any share in the Issuer's equity.
Members:
1. Igor G. Sarkits, year of birth – 1961, doesn't hold any share in the Issuer's equity;
2. Irina Volovick, year of birth – 1957, doesn't hold any share in the Issuer's equity;
3. Yuri A. Tarasov, year of birth – 1958, doesn't hold any share in the Issuer's equity;
4. Benny Mortensen, year of birth – 1974, doesn't hold any share in the Issuer's equity;
5. Paul Martin Valter, year of birth – 1956, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – *Igor G. Sarkits, year of birth – 1961, doesn't hold any share in the Issuer's equity.*

8. Full name: *Kuzbass Asset Holdings Limited*
Abbreviated name: *Kuzbass Asset Holdings Limited*
Domicile: *Offices 41/42, Victoria House, 26, Main Street, Gibraltar*

The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the voting shares***;
The Issuer's share in subsidiary's equity: ***100 %***
The Issuer's share of subsidiary's common stock: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***trading, commissioning, stock, broker and investment activity.***
Importance for the Issuer: ***production process servicing.***
Information on the Company's single executive body:
Director – Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.

9. Full name: ***Limited Liability Company "Independent Transport Company"***
Abbreviated name: ***LLC "NTK"***
Domicile: ***32A, Leninsky prospect, Moscow 119991 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***cargo transportation and other forwarding services.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.***
Members:
1. Oleg Yu. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;
2. Alexander I. Kravchenko, year of birth – 1955,
share in the Issuer's equity: 0.00018%,
share in the Issuer's common stock: 0.00018%;
3. Dmitry V. Mukhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity;
4. Valery A. Loskutov, year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director General - Oleg Yu. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity.

10. Full name: ***Limited Liability Company VIZ-Stal***
Abbreviated name: ***LLC VIZ-Stal***
Domicile: ***28, yl. Kirova, Ekaterinburg 620219 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***;
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production and sales of electrical steel***
Importance for the Issuer: ***production of high value-added steel products.***
Information on the personal structure of the Company's Board:
Chairman: ***Karen R. Sarkisov, year of birth - 1963, doesn't hold any share in the Issuer's equity.***
Members:
1. Valery V. Schevelev, year of birth - 1967, doesn't hold any share in the Issuer's equity;
2. Mikhail B. Tsyrlin, year of birth - 1938, doesn't hold any share in the Issuer's equity;
3. Vadim V. Kharin, year of birth - 1968, doesn't hold any share in the Issuer's equity;
4. Alexander V. Kozlov, year of birth - 1967, doesn't hold any share in the Issuer's equity.

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director General - Valery V. Schevelev, year of birth - 1967, doesn't hold any share in the Issuer's equity.

11. Full name: ***Holiday Hotel Novolipetsky Metallurg***
Abbreviated name: ***no***
Domicile: ***25, per. Chekhov, village Morskoye, the city of Sudak, Crimea Autonomy, 334886 Ukraine***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***recreational activities, services for holiday-makers, treatment and health-improving services.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Svetlana V. Mineyeva, year of birth - 1971, doesn't hold any share in the Issuer's equity

12. Full name: ***NLMK International B.V.***
Domicile: ***Netherlands, Amsterdam***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***
The Issuer's share in subsidiary's equity: ***100 %***
The Issuer's share of subsidiary's common stock: ***100 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***holding company, holding of shares of subsidiary production and trading companies, management of subsidiary companies, organization of their financing***
Importance for the Issuer: ***management of NLMK's foreign assets***
Information on the personal structure of the Company's Board of Managing Directors:
Managing Directors:
1. Galina A. Aglyamova, year of birth - 1961,
share in the Issuer's equity: 0.00017%,
share in the Issuer's common stock: 0.00017%;
2. Dmitry A. Baranov, year of birth 1968, doesn't hold any share in the Issuer's equity;
3. Alexey A. Lapshin, year of birth 1947, doesn't hold any share in the Issuer's equity;

13. Full name: ***Limited-Liability Company Larmet***
Abbreviated name: ***LLC Larmet***
Domicile: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale trade of steel and steel products***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by Company Charter.
Information on the Company's single executive body:
General Director – Pavel V. Lizogub, year of birth – 1966, doesn't hold any share in the Issuer's equity.

14. Full name: ***Limited-Liability Company VIMET***
Abbreviated name: ***LLC VIMET***

Domicile: *35a, pr. Mira, Lipetsk, 398005 Russia*
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the equity***;
The Issuer's share in subsidiary's equity: ***99.97 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***wholesale delivery of steel-making raw materials, wholesale delivery of steel products.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity.

15. Full name: ***Open Joint Stock Company Stoilensky GOK***
Abbreviated name: ***OJSC Stoilensky GOK***
Domicile: ***Russian Federation***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the Company's voting shares***;
The Issuer's share in subsidiary's equity: ***96.98 %***
The Issuer's share of common stock of the subsidiary: ***96.98 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***strip mining and dressing of ferrous and other ore.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth – 1967, doesn't hold any share in the Issuer's equity.***
Members:
1. ***Galina A. Aglyamova , year of birth – 1961,***
   share in the Issuer's equity: 0.00017%,
   share in the Issuer's common stock: 0.00017%;
2. ***Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity;***
3. ***Viktor P. Kirilenko, year of birth – 1957, doesn't hold any share in the Issuer's equity;***
4. ***Alexander I. Kravchenko, year of birth – 1955,***
   share in the Issuer's equity: 0.00018%,
   share in the Issuer's common stock: 0.00018%;
5. ***Denis E. Samsikov , year of birth – 1973, doesn't hold any share in the Issuer's equity;***
6. ***Igor N. Anisimov, year of birth – 1965,***
   share in the Issuer's equity: 0.0017%,
   share in the Issuer's common stock: 0.0017%;
7. ***Maxim G. Ponomarev, year of birth – 1973, doesn't hold any share in the Issuer's equity;***
8. ***Vladimir K. Tomayev, year of birth – 1951, doesn't hold any share in the Issuer's equity.***

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Alexander Y. Gorshkov, year of birth – 1961, doesn't hold any share in the Issuer's equity.

16. Full name: ***Open joint-stock company Altai-koks***
Abbreviated name: ***OJSC Altai-koks***
Domicile: ***Zarinsk, Altai krai 659107 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the company's voting shares***
The Issuer's share in subsidiary's equity: ***93.64*** %
The Issuer's share of common stock of the subsidiary: ***93.64 %***
The subsidiary's share in the Issuer's equity: ***no***

Core activity of the subsidiary: ***production and sales of coke and by-products.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Yu. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity***
Members:
1. Valery A. Loskutov, year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%;
2. Igor N. Anisimov, year of birth – 1965,
share in the Issuer's equity: 0.0017%,
share in the Issuer's common stock: 0.0017%;
3. Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity;
4. Vyacheslav P. Fyodorov, year of birth – 1966, doesn't hold any share in the Issuer's equity;
5. Evgeny A. Ovcharov, year of birth – 1977, doesn't hold any share in the Issuer's equity;
6. Evgeny N. Ponomarev, year of birth – 1966,
share in the Issuer's equity: 0.00005%,
share in the Issuer's common stock: 0.00005%;
7. Olga N. Sopova, year of birth – 1961, doesn't hold any share in the Issuer's equity;
8. Vadim V. Kharin, year of birth – 1968, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body (Management Board):
1. Pavel V. Lizogub, year of birth – 1966, doesn't hold any share in the Issuer's equity;
2. Victor I. Pirogov, year of birth – 1951, doesn't hold any share in the Issuer's equity;
3. Evgeny N. Ponomarev, year of birth – 1966,
share in the Issuer's equity: 0.00005%,
share in the Issuer's common stock: 0.00005%;
4. Rudolf R. Kantsler, year of birth – 1952, doesn't hold any share in the Issuer's equity;
5. Vasily V. Kochkin, year of birth – 1948, doesn't hold any share in the Issuer's equity;
6. Gairat R. Mukushev, year of birth – 1961, doesn't hold any share in the Issuer's equity;
7. Victor Ya. Shtro, year of birth – 1953, doesn't hold any share in the Issuer's equity.
Information on the Company's single executive body:
General Director – Pavel V. Lizogub, year of birth – 1966, doesn't hold any share in the Issuer's equity.

17. Full name: ***Open Joint Stock Company Dolomite***
Abbreviated name: ***OJSC Dolomite***
Domicile: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of the company's voting shares***;
The Issuer's share in subsidiary's equity: ***92.74 %***
The Issuer's share of common stock of the subsidiary: ***92.74%***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***extraction and processing of dolomite.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth - 1967, doesn't hold any share in the Issuer's equity***
Members:
1. Grigory I. Putilin,year of birth - 1974, doesn't hold any share in the Issuer's equity;
2. Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity;
3. Valery A. Loskutov , year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%;
4. Gennady P. Uvarov, year of birth – 1952, doesn't hold any share in the Issuer's equity;
5. Fedor V. Korlykhanov , year of birth – 1936, doesn't hold any share in the Issuer's equity;
6. Albina V. Zhade, year of birth - 1969, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body (Management Board):
1. Lyubov P. Bodunova, year of birth – 1955, doesn't hold any share in the Issuer's equity;
2. Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity;

3. Yury V. Kleymenov, year of birth – 1950, doesn't hold any share in the Issuer's equity;
4. Viktoriya N. Nikitina, year of birth – 1974, doesn't hold any share in the Issuer's equity;
5. Maria V. Pankova, year of birth – 1949, doesn't hold any share in the Issuer's equity.
Information on the Company's single executive body:
General Director – Valery A. Vyalov, year of birth – 1957, doesn't hold any share in the Issuer's equity.

18. Full name: ***Open Joint Stock Company Studenovsk Joint Stock Mining Company***
Abbreviated name: ***OJSC Stagdok***
Domicile: ***4, ul Gaidara, Lipetsk 398008 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***88.62 %***
The Issuer's share of common stock of the subsidiary: ***88.62 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***production of flux limestone for steel-making process, production of industrial limestone for sugar industry, production of lime-bearing materials and crushed rock for construction and road works.***
Importance for the Issuer: ***significant influence, production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander N. Saprykin, year of birth - 1967, doesn't hold any share in the Issuer's equity***
Members:
1. Albina V. Zhade, year of birth - 1969, doesn't hold any share in the Issuer's equity;
2. Konstantin V. Lashkevich, year of birth – 1977, doesn't hold any share in the Issuer's equity;
3 Grigory I. Putilin, year of birth - 1974, doesn't hold any share in the Issuer's equity;
4. Valery A. Loskutov , year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%;
5. Sergey A. Matytsin, year of birth – 1971,
share in the Issuer's equity: 0.00017%,
share in the Issuer's common stock: 0.00017%;
6. Denis E. Samsikov, year of birth – 1973, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Viktor S. Bondar, year of birth – 1941, doesn't hold any share in the Issuer's equity.

19. Full name: ***Limited-Liability Company Vtormetsnab NLMK***
Abbreviated name: ***LLC Vtormetsnab NLMK***
Domicile: ***2, pl. Metallurgov, Lipetsk 398040 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***70.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: storage, ***processing and sales of ferrous scrap***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander Y. Zarapin, year of birth – 1962, doesn't hold any share in the Issuer's equity.***
Members:
1. Sergey A. Matytsin, year of birth – 1971,
share in the Issuer's equity: 0.00017%,
share in the Issuer's common stock: 0.00017%;
2. Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity;
3. Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity;
4. Igor A. Frolov, year of birth – 1967, doesn't hold any share in the Issuer's equity.

Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Vladimir A. Stasenko, year of birth – 1969, doesn't hold any share in the Issuer's equity.

20. Full name: *Open Joint Stock Company Tuapse Commercial Seaport*
Abbreviated name: *OJSC TMTP*
Domicile: ***2, ul. Maxim Gorky, Tuapse, Krasnodarsky krai 352800 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***69.41 %***
The Issuer's share of common stock of the subsidiary: ***69.41 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***cargo handling, servicing of national and foreign vessels.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Nikolai A. Gagarin, year of birth – 1950, doesn't hold any share in the Issuer's equity.***
Members:
1. Vladimir N. Ampilogov, year of birth – 1950, doesn't hold any share in the Issuer's equity;
2. Oleg Y. Bukin, year of birth – 1966, doesn't hold any share in the Issuer's equity;
3. Alexander I. Kravchenko, year of birth – 1955,
share in the Issuer's equity: 0.00018%,
share in the Issuer's common stock: 0.00018%;
4. Dmitry V. Mukhortov, year of birth – 1973, doesn't hold any share in the Issuer's equity;
5. Alexander Yu. Sinenko, year of birth – 1971, doesn't hold any share in the Issuer's equity;
6. Alexey S. Smolyansky, year of birth – 1974, doesn't hold any share in the Issuer's equity;
7. Vyacheslav P. Fyodorov, year of birth – 1966, doesn't hold any share in the Issuer's equity;
8. Sergey V. Chelyadin, year of birth – 1965, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body (the Management):
1. Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity;
2. Andrey M. Ivanov, year of birth – 1964, doesn't hold any share in the Issuer's equity;
3. Sergey V. Naryshkin, year of birth – 1969, doesn't hold any share in the Issuer's equity;
4. Fatima M. Nibo, year of birth – year of birth – 1960, doesn't hold any share in the Issuer's equity;
5. Sergey A. Sinitsyn, year of birth – 1960, doesn't hold any share in the Issuer's equity;
6. Yury A. Khilov, year of birth – 1948, doesn't hold any share in the Issuer's equity;
7. Vitaly A. Chelokyan, year of birth – 1966, doesn't hold any share in the Issuer's equity.
Information on the Company's single executive body:
General Director – Sergey V. Kozlov, year of birth – 1963, doesn't hold any share in the Issuer's equity.

21. Full name: *Open Joint-Stock Company North Oil and Gas Company*
Abbreviated name: *OJSC Severneftegas*
Domicile: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50% of voting shares***
The Issuer's share in subsidiary's equity: ***62.00 %***
The Issuer's share of common stock of the subsidiary: ***62.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***exploration of oil and gas fields.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
Chairman: ***Dmitry V. Nikiforov, year of birth – 1963, doesn't hold any share in the Issuer's equity.***
Members:
1. Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity;
2. Valery A. Loskutov , year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%;

3. Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity;
4. Alexander G. Vedernikov, year of birth – 1967, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Ivan F. Glumov, year of birth – 1936, doesn't hold any share in the Issuer's equity.

22. Full name: ***Limited-Liability Company Lipetsk Municipal Energy Company***
Abbreviated name: ***LLC LGEK***
Domicile: ***4-a, Pyotr Veliky square, Lipetsk 398001 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the equity***
The Issuer's share in subsidiary's equity: ***51.00 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***generation, transmission and distribution of electrical and heat energy.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Alexander G. Starchenko, year of birth – 1968, doesn't hold any share in the Issuer's equity***
Members:
1. Nikolai F. Korvyakov, year of birth – 1953, doesn't hold any share in the Issuer's equity;
2. Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity;
3. Marat P. Degoyev, year of birth – 1967, doesn't hold any share in the Issuer's equity;
4. Valery P. Fyodorov, year of birth – 1960, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
General Director – Vladislav A. Smirnov, year of birth – 1949, doesn't hold any share in the Issuer's equity.

23. Full name: ***Open joint-stock bank of social development and construction Lipetskcombank***
Abbreviated name: ***OJSC Lipetskcombank***
Domicile: ***8, ul. Internatsionalnaya, Lipetsk, 398600 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 50 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50.08 %***
The Issuer's share of common stock of the subsidiary: ***50.14 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***banking***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Vyacheslav P. Fyodorov, year of birth – 1966, doesn't hold any share in the Issuer's equity.***
Members:
1. Valery A. Loskutov, year of birth – 1969,
share in the Issuer's equity: 0.00012%,
share in the Issuer's common stock: 0.00012%;
2. Stanislav S. Paschenko, year of birth – 1970, doesn't hold any share in the Issuer's equity;
3. Antonina M. Kopayeva, year of birth – 1949, doesn't hold any share in the Issuer's equity;
4. Alexander I. Kravchenko, year of birth – 1955,
share in the Issuer's equity: 0.00018%,
share in the Issuer's common stock: 0.00018%;
5. Evgeny P. Sulimov, year of birth – 1962,
share in the Issuer's equity: 0,00023%,
share in the Issuer's common stock: 0,00023%;
6. Grigory I. Putilin, year of birth – 1974, doesn't hold any share in the Issuer's equity.
Information on the staff of the Company's corporate executive body:
1. Svetlana Y. Zubenkova, year of birth – 1965, doesn't hold any share in the Issuer's equity.
2. Galina A. Zurkanayeva , year of birth – 1957, doesn't hold any share in the Issuer's equity.

3. Elena M. Ilyukhina, year of birth – 1960, doesn't hold any share in the Issuer's equity.
4. Andrey I. Kornev, year of birth – 1966, doesn't hold any share in the Issuer's equity.
5. Olga N. Mitrokhina, year of birth – 1973, doesn't hold any share in the Issuer's equity.
6. Lyudmila A. Kharitonova, year of birth – 1974, doesn't hold any share in the Issuer's equity.
7. Alexey A. Tereschuk, year of birth – 1975, doesn't hold any share in the Issuer's equity.
Information on the Company's single executive body:
General Director– Olga N. Mitrohina, year of birth – 1973, doesn't hold any share in the Issuer's equity.

24. Full name: ***Steel Invest & Finance (Luxembourg)S.A.***
Domicile: ***12, rue Leon Thyes, L -2636 Luxembourg***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the subsidiary's voting shares***
The Issuer's share in subsidiary's equity: ***50 %***
The Issuer's share in the subsidiary's common stock: ***50 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***holding company***
Importance for the Issuer: ***expansion of high value-added products production***
Information on the personal structure of the Company's Board:
1. Alexey A. Lapshin, year of birth - 1947, doesn't hold any share in the Issuer's equity;
2. Oleg V. Bagrin, year of birth - 1974, doesn't hold any share in the Issuer's equity;
3. Benedict Sciortino, year of birth - 1950, doesn't hold any share in the Issuer's equity;
4. Antonio Gozzi, year of birth - 1954, doesn't hold any share in the Issuer's equity;

25. Full name: ***Open Joint-Stock Company Lipetsky Gipromez***
Abbreviated name: ***OJSC Lipetsky Gipromez***
Domicile: ***1, ul. Kalinina, Lipetsk 398600 Russia***
The basis for recognition of affiliated company status with respect to the Issuer: ***the Issuer holds over 20% of the company's voting shares***
The Issuer's share in affiliated company's equity: ***43.44 %***
The Issuer's share of common stock of the affiliated: ***43.44 %***
The affiliated company's share in the Issuer's equity: ***no***
Core activity of the affiliated company: ***development of design documentation.***
Importance for the Issuer: ***production process servicing.***
Information on the personal structure of the Company's Board:
Chairman: ***Gennady V. Ushakov , year of birth – 1937,***
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%;
Members:
1. Valery G. Khaibullin, year of birth – 1951, doesn't hold any share in the Issuer's equity;
2. Alexey V. Barkov, year of birth – 1956,
share in the Issuer's equity:0.00017%
share in the Issuer's common stock: 0.00017%.
3. Alexander P. Konshin, year of birth – 1954,
share in the Issuer's equity: 0.00008%,
share in the Issuer's common stock: 0.00008%;
4. Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity;
5. Larisa N. Sayenko, year of birth – 1949, doesn't hold any share in the Issuer's equity;
6. Anatoly V. Boldyrev, year of birth – 1961,
share in the Issuer's equity: 0.000017%,
share in the Issuer's common stock: 0.000017%.
Information on the staff of the Company's corporate executive body:
1. Irina P. Morkovina, year of birth – 1959, doesn't hold any share in the Issuer's equity;
2. Nikolai I. Nikolayev, year of birth – 1957, doesn't hold any share in the Issuer's equity;
3. Yury N. Medvedev, year of birth – 1941, doesn't hold any share in the Issuer's equity;
4. Pavel I. Bobylev, year of birth – 1965, doesn't hold any share in the Issuer's equity;
5. Nina P. Makarova, year of birth – 1953, doesn't hold any share in the Issuer's equity;

6. Vitaly I. Tonkogolos, year of birth – 1958, doesn't hold any share in the Issuer's equity;
7. Valery G. Haybullin, year of birth – 1951, doesn't hold any share in the Issuer's equity.
Information on the Company's single executive body:
General Director – Valery G. Haybullin, year of birth – 1951, doesn't hold any share in the Issuer's equity.

24. Full name: ***Limited-Liability Company Neptun***
Abbreviated name: ***LLC Neptun***
Domicile: ***office No. 35, 1-v, ul. Adm. Makarova, Lipetsk 398005 Russia***
The basis for recognition of subsidiary status with respect to the Issuer: ***the Issuer holds over 20 % of the equity***
The Issuer's share in subsidiary's equity: ***25 %***
The subsidiary's share in the Issuer's equity: ***no***
Core activity of the subsidiary: ***sport facilities, medical activity, organization of festivals, concerts and other entertainment.***
Importance for the Issuer: ***insignificant influence.***
Information on the personal structure of the Company's Board:
The Board is not provided for by the Company Charter.
Information on the staff of the Company's corporate executive body:
The corporate executive body is not provided for by the Company Charter.
Information on the Company's single executive body:
Director – Margarita G. Bekasova, year of birth – 1965, doesn't hold any share in the Issuer's equity.

3.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, change, retirement of fixed assets as well as on all events of the Issuer's fixed assets charge.

3.6.1. Fixed assets.

In this reporting period such information is not provided.

IV. Information on the Issuer's financial performance.

4.1. Issuer's financial performance results.

4.1.1. Profit and loss.

In this reporting period such information is not provided.

4.1.2. Factors which influenced the Issuer's sales proceeds and income (losses) from the Issuer's core operations.

In this reporting period such information is not provided.

4.2. The Issuer's liquidity, adequacy of capital and current assets.

In this reporting period such information is not provided.

4.3. Amount and structure of the Issuer's capital and current assets.

4.3.1. Amount and structure of the Issuer's capital and current assets.

Amount and structure of NLMK's capital

RUR thousand

Capital and reserves	As of 30.09.2006		As of 30.11.2006	
	value	share	value	share
Chartered capital	*5 993 227* [1]	*3,7%*	*5 993 227* [1]	*3,7%*
Total value of the Issuer's shares bought out by the Issuer for resale (transfer)	*0* *	*0%* **	*0* *	*0%* **
Capital reserves	*299 661*	*0,2%*	*299 661*	*0,2%*
Paid-in capital	*4 347 569*	*2,7%*	*4 342 760*	*2,7%*
Retained net profit	*152 120 490*	*93,4%*	*150 680 712*	*93,4%*
*Total capital ****	*162 760 947*	*100%*	*161 316 360*	*100%*

** - nominal value of bought-out shares is stated*

*** - percentage of bought-out shares of Issuer's shares outstanding*

**** - total acc. to section "Capital and reserves" of Balance Sheet (form No. 1)*

[1] - In line with NLMK's Charter approved by General Shareholders' Meeting on 06 June 2006 (Minutes # 24), registered by Inspectorate of Russian Federal Tax Service for the Left Bank District of Lipetsk on 09 June 2006

As of 30.11.2006 the equity slightly decreased (-0.9%) v. the level as of 30.09.2006 mainly due to dividend distribution for 1H 2006.

Structure of NLMK's total capital

RUR thousand

	As of 30.09.2006		As of 30.11.2006	
	value	share	value	share
Capital and reserves	*162 760 947*	*92,0%*	*161 316 360*	*88,9%*
Long-term liabilities	*1 562 463*	*0,9%*	*1 610 138*	*0,9%*
Short-term borrowings	-	-	-	-
Accounts payable	*12 455 404*	*7,0%*	*10 311 429*	*5,7%*
Debt to participators (founders) on income payment	*108 824*	*0,1%*	*8 140 448*	*4,5%*
Other liabilities	*24 218*	*0,01%*	*23 353*	*0,01%*
Total:	*176 911 856*	*100%*	*181 401 728*	*100%*

Amount and structure of NLMK's current assets

RUR thousand

Current assets	*As of 30.09.2006*		*As of 30.11.2006*	
	value	*share*	*value*	*share*
Inventories	*17 700 780*	*25,4%*	*19 037 818*	*26,7%*
VAT on acquired valuables	*2 334 765*	*3,3%*	*2 314 780*	*3,3%*
Accounts receivable (due in more that 1 year)	*3 301 103*	*4,7%*	*3 806 255*	*5,4%*
Accounts receivable (due within 12 months)	*23 315 365*	*33,4%*	*22 190 435*	*31,1%*
Short-term financial investments	*20 983 752*	*30,0%*	*23 101 946*	*32,4%*
Cash	*2 194 570*	*3,2%*	*806 995*	*1,1%*
Other current assets	*18 728*	*0,03%*	*19 554*	*0,03%*

TOTAL	69 849 063	100%	71 277 783	100%

The Issuer's policy related to current assets financing.

Due to its stable financial position, the Company has strategic flexibility for its business development. Stable generation of operating cashflows enables NLMK to use its internal funds to finance current assets, without any significant borrowings.

On the basis of financial status analysis, only the most sustainable and stable banks are selected. For each of these banks NLMK determines the limit of funds placement required for day-to-day operation as well as spare cash.

Taking into account the stable operations of the Company for long period of time as well as high percentage of internal funds in its capital (88.9%), OJSC Novolipetsk Steel has a possibility to attract significant borrowings on advantageous terms both as bank credit facilities and bond placement.

4.3.2. The Issuer's financial investments.

In this reporting period such information is not provided.

4.3.3. Intangible assets of the Issuer.

In this reporting period such information is not provided.

4.4. Information on policy and expenses of the Issuer in the field of R&D, licenses and patents, new developments and investigations.

NLMK's R&D policy in the reporting period was governed by NLMK's quality policy.

One of the policy guidelines is the acquisition of intellectual property rights by means of patent protection of new technical solutions developed at NLMK.

In 4Q06 the following nine patents for inventions and two patents for utility models were obtained, they are listed in the table.

List of patents for inventions and useful models obtained in 4Q06

No.	Description of inventions	Issue date	Validity of patent
1.	Device for roll surface cleaning	10.10.2006	5 years
2.	Tool for deephole machining	10.10.2006	5 years
3.	Method of fine oily scale disposal	27.11.2006	20 years
4.	Device for blast furnace top pressure control	27.11.2006	20 years
5.	Method of production of cold-rolled semi-finished and finished NGO electrical steel flats	27.11.2006	20 years
6.	Method of heat treatment of cold carbon flats	27.11.2006	20 years
7.	Converter ring for annealing of cold-rolled coils in bell-type furnace	27.11.2006	20 years
8.	Method of organochlorine waste disposal	27.11.2006	20 years
9.	Method of preparation of four-high stand rolls for	10.12.2006	20 years

	operation		
10.	*Method of work roll operation*	*10.12.2006*	*20 years*
11.	*Method of hot-dip galvanized strip production by means of continuous hot-dip galvanizing*	*10.12.2006*	*20 years*

List of Certificates for trade marks of NLMK valid as of 31.12.2006

No.	Description	Issue date	Validity
1	*Design trademark*	*20.04.1975*	*till 14.10.2014*
2	*Trademark "STINOL"*	*17.06.1991*	*till 11.10.2010*
3	*Design trademark*	*17.06.1991*	*till 11.10.2010*
4	*Trademark "STINOL"*	*16.10.1992*	*till 20.12.2011*
5	*Design trademark*	*16.10.1992*	*till 20.12.2011*
6	*Trademark "STINOL"*	*07.05.1999*	*till 17.06.2007*
7	*Design trademark*	*16.10.1998*	*till 17.06.2007*
8	*Trademark "STINOL"*	*13.07.2001*	*till 03.04.2010*
9	*Trademark "СТИНОЛ"*	*13.07.2001*	*till 03.04.2010*
10	*Design trademark*	*27.05.2002*	*till 03.04.2010*
11	*Trademark "СТИНОЛ"*	*04.10.2002*	*till 11.08.2010*
12	*Trademark "STINOL"*	*17.06.2003*	*till 11.08.2010*
13	*Trademark "LIPSTAL"*	*06.08.2002*	*till 24.10.2010*
14	*Trademark "ЛИПМЕТ"*	*17.09.2002*	*till 23.10.2010*
15	*Trademark "ЛИПСТАЛЬ"*	*20.09.2002*	*till 24.10.2010*
16	*Trademark "NOVOLIP"*	*02.10.2002*	*till 30.10.2010*
17	*Trademark "НОВОЛИП"*	*02.10.2002*	*till 30.10.2010*
18	*Trademark "LIPMET"*	*22.11.2002*	*till 24.10.2010*
19	*Trademark "НОВОМЕТ"*	*05.07.2004*	*till 30.10.2010*
20	*Trademark "NOVOMET"*	*05.07.2004*	*till 30.10.2010*
21	*Trademark "НЛМК"*	*19.07.2005*	*till 18 .03.2014*
22	*Trademark "NLMK"*	*20.12.2005*	*till 18 .03.2014*

Constant control over prompt payment of all patent fees for inventions and utility models, over prolongation of trade mark registration validity, over submission of applications for trademark registration in case of the Company's product mix diversification are the main actions aimed at prevention of NLMK's forfeiture of rights for intellectual property.

NLMK's expenses for R&D according to applicable agreements for 4Q06 amounted to RUR 3,158,019 with RUR 3,900 for receipt of patents and licenses.

4.5. Analysis of trends in the Issuer's core activity.

Year 2006 demonstrated the revival of the global and domestic steel markets, in general it turned out to be favorable for the Russian steelmaking industry. In the course of the last year, the growing domestic demand on the part of steel-intensive industries facilitated the increase in main ferrous products output. According to the data of the RF Federal Statistical Service for 2006, in Russia the output of hot flats grew by 7%, pig iron – by 5%, steel – by 7% vs. 2005.

Due to better market conditions, the four major Russian steelmakers – EvrazHolding, MMK, Severstal and NLMK – ramped up their production in 2006.

Following the industry-wide trend, in 2006 NLMK increased its output of pig iron by 15%, steel – by 8%, finished flats – by 4% vs. 2005, the growth rates of pig iron and steel output were higher than the average rates within the industry.

Furthermore, NLMK demonstrated the highest increase in pig iron production among the major steelmakers (according to Chermet, in the course of the reporting year EvrazHolding expanded its pig iron output by 11%, Severstal – by 3%, MMK – by 1%). Such a significant increase in pig iron output was accounted for by NLMK's attainment of its representative production level as a result of major overhaul of Blast Furnace No.5 (the second in capacity) in 2005 in the framework of NLMK's Technical Development and Upgrading Program.

Increase in production of finished flats in 2006 was conditioned by growth of domestic demand from engineering and power sectors, ship-building industry, rail road transport and other consumers. The total growth of apparent consumption of finished flats in the Russian market in 2006 amounted to 18% (in accordance with the forecast of data & research center RUSMET). In line with the industry-wide trend, NLMK increased shipments of finished flats to the domestic market.

While most Russian producers of semi-finished steel products were gradually curtailing their exports, in 2006 OJSC Novolipetsk Steel increased exports of slabs.

In the reporting year the major Russian steelmakers demonstrated improvement of their economic performance. Prices for metal products turned out to be the main factor that influenced the financial performance of steel producers in the course of 2006.

In 1H'06 the average level of prices for metals was lower than that in the respective period of 2005, in spite of output growth, cost indicators were slightly lower for the major part of steel producers.

3Q'06 turned out to be quite beneficial for the Russian metallurgy from the perspective of price growth, financial indicators, steel production and domestic market development. Despite a slight decline in prices in 4Q'06, the results of 2H'06 were better than those of 1H'06.

Generally, in 2006 the Russian ferrous metallurgy achieved positive results. According to Chermet, in 2006 the commercial products value within the industry increased by 12%. MMK and Severstal demonstrated the 10 % increase in commercial products output each, while NLMK's increase amounted to 17%, which exceeded the average indicator for the industry.

For 11 months of 2006 NLMK's income before tax grew by 60% as compared to the same period of 2005. This result was mainly preconditioned by the production volume growth and consolidation of new assets, which also enables NLMK to increase its output of high value-added products. The additional factor that had an effect on improvement of NLNK's financial performance was the disposal of NLMK's non-strategic iron ore assets: OJSK Lebedinsky GOK in January and OJSC Kombinat KMAruda in September, 2006.

Furthermore, NLMK's share in the net financial result of Russian steel-producers. In January - November 2006 NLMK's share made 30% vs. 19% in the same period of 2005.

Main competitors of the Issuer

Main competitors of OJSC "NLMK" in the domestic market of steel products are OJSC "MMK" and OJSC "Severstal". Data on the production volumes of these companies are given below.

Flats production by the Russian companies in 2005 – 2006.

Company name	1Q05	2Q05	3Q05	4Q05	2005	1Q06	2Q06	3Q06	4Q06	2006		Share in the industry (2006)
	thou t	thou t	thou t	thou t	thou t	thou t	thou t	thou t	thou t	thou t	2006 / 2005 %	%
OJSC Severstal	2 314	2 376	2 562	2 593	9 845	2 451	2 681	2 288	2 648	10 068	102,3	17,3
OJSC MMK	2 474	2 249	2 412	2 750	9 886	2 676	2 805	2 993	2 989	11 462	115,9	19,7
OJSC NLMK	2 073	1 771	1 956	2 179	7 979	2 134	2 091	1 970	2 131	8 327	104,4	14,3
OJSC ZSMK	1 246	1 147	986	1 307	4 686	1 510	1 578	1 549	1 607	6 245	133,3	10,7

OJSC NTMK	*1 295*	*1 266*	*1 242*	*1 221*	*5 025*	*1 102*	*1 311*	*1 283*	*1 281*	*4 977*	*99,1*	*8,6*
OJSC NKMK	*505*	*502*	*459*	*464*	*1 930*	*424*	*400*	*426*	*438*	*1 688*	*87,5*	*2,9*
OJSC Mechel	*927*	*804*	*675*	*851*	*3 256*	*766*	*923*	*873*	*807*	*3 369*	*103,5*	*5,8*
OJSC Ural Steel	*732*	*732*	*733*	*702*	*2 899*	*669*	*738*	*731*	*692*	*2 830*	*97,6*	*4,9*

Pig iron production by the Russian companies in 2005 – 2006.

Company name	*1Q05*	*2Q05*	*3Q05*	*4Q05*	*2005*	*1Q06*	*2Q06*	*3Q06*	*4Q06*	*2006*	
	thou t	*thou t*	*thou t*	*thou t*	*thou t*	*thou t*	*thou t*	*thou t*	*thou t*	*thou t*	*2006/2005 %*
OJSC Severstal	*1 949*	*1 962*	*2 027*	*2 037*	*7 976*	*2 266*	*2 223*	*1 589*	*2 121*	*8 199*	*102,8*
OJSC MMK	*2 244*	*2 364*	*2 482*	*2 567*	*9 657*	*2 444*	*2 476*	*2 507*	*2 305*	*9 733*	*100,8*
OJSC NLMK	*2 109*	*1 711*	*1 911*	*2 155*	*7 886*	*2 201*	*2 323*	*2 245*	*2 273*	*9 041*	*114,7*
OJSC ZSMK	*1 170*	*1 197*	*923*	*1 283*	*4 573*	*1 442*	*1 538*	*1 490*	*1 480*	*5 950*	*130,1*
OJSC NTMK	*1 291*	*1 242*	*1 227*	*1 182*	*4 941*	*1 147*	*1 261*	*1 273*	*1 313*	*4 994*	*101,1*
OJSC NKMK	*571*	*481*	*397*	*490*	*1 938*	*483*	*510*	*525*	*292*	*1 809*	*93,4*
OJSC Mechel	*994*	*857*	*624*	*874*	*3 349*	*825*	*907*	*916*	*936*	*3 584*	*107,0*
OJSC Ural Steel	*655*	*639*	*636*	*658*	*2 589*	*631*	*650*	*623*	*590*	*2 494*	*96,3*

Among significant competitive advantages of the Company the following ones can be enumerated:

- ***Production diversification, NLMK is an integrated steelmaking company which produces upstream and downstream products, from pig iron to coated coils;***
- ***Geographical situation. The company is closer to the main steel consuming regions and sea ports of Russia than its competitors.***
- ***Priority in development of high value added products. NLMK was the first in Russia to start producing pre-painted flats, it is the only company in Russia which can produce electrical steel of the highest grades and high quality structural cold rolled sheet;***
- ***Stable high quality remains the main production requirement in every market. In order to provide for improvement of products quality, since 2000 NLMK has implemented the Technical Development and Upgrading Program;***
- ***Demand for the product in the global market. NLMK supplies its products to almost all industrially developed countries, being the leading Russian slab exporter;***
- ***Fast response to the trends of the market.***

As compared to the competitors, the general status of the company remains unchanged, both in the nearest future and in the long-term perspective, because their processes and equipment are actually comparable and as they also invest a lot, similarly to NLMK, into the reconstruction and upgrading of the facilities, against the background of general improvement of the product output and quality, it is hardly possible for them to outmatch each other on a larger scale.

OJSC "NLMK" ships its products to dozens of countries of the world. Practically in all importing countries there are domestic producers of the similar types of products. Apart from OJSC "NLMK", steelmaking companies from other countries of the world supplied their products to these

markets. Hence in the export market OJSC "NLMK" faces competition from many suppliers, which makes it impossible to single out particular competitors in the global market seems.

The situation in the competitive environment did not change in 2006.

V. Detail information on members of the Issuer's authorities, financial performance control bodies, brief data on the Issuer's employees.

5.1. Information on structure and competence of the Issuer's authorities.

The Supreme governing body of the Company is the General Shareholders' Meeting.

The Board of Directors carries out overall management of the Company's activity excluding those issues, which fall under the exclusive competence of the General Shareholders' Meeting.

The Board of Directors consists of 9 members.

The management of NLMK's day-to-day operation is exercised by the Company's single executive body – President (Chairman of the Management Board) and by the Company's corporate executive body – the Management Board.

The competence of the President (Chairman of the Management Board) and Management Board covers all the issues related to management of the Company's day-to-day operation, as well as authority over the operation of subsidiaries and affiliates and other legal entities (of which the Company is a participant, founder or a member) in accordance with the Charter provisions.

President (Chairman of the Management Board) and the Management Board make arrangements for implementation of the decisions of the Company's General Shareholders' Meeting and the Board of Directors.

The Management Board is a corporate executive body of the Company, which acts on the basis of the Federal Act "On joint-stock companies", the Company Charter and Regulations on Management Board of the Company approved by the General Shareholders' Meeting.

The structure and quantity of members of the Management Board are approved by the Board of Directors considering the opinion of the President (Chairman of the Management Board). The personal composition of the Management Board is approved by the Board of Directors upon presentation of the President (Chairman of the Management Board) according to the procedure provided for by the Regulation on Management Board.

The competence of the Issuer's General Shareholders' (participants') Meeting in accordance with its Charter (constituent documents):

The following matters fall within the Meeting's competence (Chapter 4, Article 16 of the Company Charter):

1) changes and additions to the Charter or approval of the Charter in new revisions;

2) restructuring of the Company;

3) liquidation of the Company, appointment of the Liquidation Committee and approval of the interim and final liquidation balances;

4) definition of the number of persons in the Board of Directors, election of its members and premature termination of their authority;

5) determination of number, par value, category (type) of the shares declared and rights granted by these shares;

6) increase of the Company's chartered capital through share par value increase; increase of the chartered capital of the Company through placement of additional shares by public subscription in case the number of additionally placed shares constitutes more than 25% of the common shares earlier

placed by the Company; increase of the Company's chartered capital through placement of shares by closed subscription;

7) decrease of the chartered capital through share par value decrease, through paying off the shares acquired by the Company and not sold within a year and of the shares redeemed by the Company, as well as through paying off the shares that have passed to the Company in relation to their non-payment; decrease of the chartered capital through partial acquisition of shares for the purpose of decreasing their total number;

8) election of the President (Chairman of the Management Board) and premature termination of his authority;

9) election of the Audit Committee and premature termination of its authority;

10) approval of the Company's Auditor;

10.1) payment (announcement) of dividends upon results of the first quarter, six months, nine months of a financial year;

11) approval of annual reports, annual financial statements, including the Company's profit and loss statements (profit and loss accounts), as well as distribution of Company's profits (including payments (declaration) of dividends, excluding profits distributed as dividends upon results of the first quarter, six months, nine months of a financial year) and losses of the Company upon results of a financial year;

12) establishment of procedure of the General Shareholders' Meeting;

13) appointment of the Accounts Committee and premature termination of its authority in case the Accounts Committee's functions are not exercised by the Company's Registrar in accordance with the Federal Act "On joint-stock Companies";

14) split-up and consolidation of shares;

15) transactions approval in cases stipulated in Article 83 of the Federal Act «On joint-stock companies»;

16) major transactions conclusion approval in cases stipulated in Article 79 of the Federal Act "On joint-stock companies";

17) acquisition of issued shares by the Company in cases, stipulated in the Federal Act "On joint-stock companies";

18) involvement in holdings, financial and industrial groups, associations and other commercial organizations;

19) approval of internal documents governing the operation of the Company's bodies;

20) decision-making on other matters stipulated by the Federal Act "On joint-stock companies" and / or the present Charter.

The matters falling under the competence of the General Shareholders' Meeting cannot be transferred to the competence of the Company's executive bodies.

The matters falling under the competence of the General Shareholders' Meeting cannot be referred to competence of the Company's Board of Directors except in cases stipulated in the Federal Act "On joint-stock companies".

The competence of the Issuer's Board of Directors (Supervisory Board) in accordance with its Charter (constituent documents):

The following matters fall within the Board of Directors' competence (Chapter 5, Article 30 of the Company Charter):

1) definition of operational guidelines for the Company;

2) convocation of the Annual and Extraordinary Shareholders' Meetings excluding cases, when in accordance with the Federal Act "On joint-stock companies" an Extraordinary Shareholders' Meeting can be convoked by authorities and persons demanding its convocation;

3) approval of the Shareholders' Meeting agenda;

4) determination of the date of list of the shareholders entitled to participate in the Shareholders' Meeting and other issues attributed to the competence of the Board of Directors in accordance with the Charter and the Federal Act "On the joint stock companies" and related to preparation and holding of the Shareholders' Meeting;

5) approval of long-term plans and basic programs of the Company's activity, the Company's

budget;

6) agreement of nominees to the sole executive authority in material subsidiaries and affiliates;

7) preliminary approval of annual reports, annual financial statements, including profit and loss statements of the Company for a financial year;

8) increase of the Company's chartered capital by additional shares placement by the Company at the expense of its property within the quantity of declared shares.

9) increase of the Company's chartered capital by additional shares placement by the Company by public subscription within the quantity of declared shares, if the number of additionally placed shares constitutes 25% or less from the common shares earlier placed by the Company;

10) acquisition of shares placed by the Company in accordance with Item 2, Article 72 of the Federal Act "On joint-stock companies";

11) approval of decisions on emission of securities, prospectus, report on securities issue results, amendment and revision thereof.

12) placement of bonds and other securities issued by the Company in cases provided for by the Federal Act "On joint-stock companies";

13) determination of price (pecuniary valuation) of the property, price for placement and redemption of the securities issued in cases provided for by the Federal Act "On joint-stock companies";

14) acquisition of bonds and other securities placed by the Company in cases provided for by the Federal Act "On joint-stock companies"

15) setup of the Management Board, determination of structure and quantitative composition of the Management Board, approval of the Management Board members, early termination of their authority, determination of contract terms and compensations to the President (Chairman of the Management Board) of the Company and members of the Management Board, agreement of matters related to combining of their offices in the control bodies of other entities, brining the Management Board members to material, disciplinary or other liability for non-fulfillment of their obligations;

16) recommendations to the General Shareholders' Meeting on the amount of reward and compensation paid to members of the Audit Committee and determination of payment amount for Auditor's services;

17) recommendations to the General Shareholders' Meeting on dividend amount payable to the shareholders and procedure of its payment;

18) recommendations to the General Shareholders' Meeting on the procedure of profits and losses distribution upon results of a financial year;

19) use of the reserve fund and other funds of the Company;

20) approval of the Company's internal documents excluding internal papers which fall within the competence of the General Shareholders' Meeting according to this Charter and Federal Act "On joint-stock companies", or other internal documents of the Company which are to be approved by the President (Chairman of the Management Board) in accordance with the present Charter;

21) establishment and liquidation of the Company's branches and representative offices, approval of provisions on branches and representative offices, revision and amendment of these provisions;

22) approval of major transactions in cases provided for by Chapter X of the Federal Act "On joint-stock companies";

23) approval of transactions provided for by Chapter XI of the Federal Act "On joint-stock companies";

24) approval of the Company Registrar, as well as terms and conditions of the contract with him/her, as well as cancellation of this contract;

25) suspension of powers of the President (Chairman of the Management Board);

26) appointment of the acting President (Chairman of the Management Board);

27) decision-making on Company's participation in other organizations, excluding participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;

28) establishment of Committees with the Board of Directors, approval of internal documents, which regulate activities of these Committees;

29) other matters provided for by the Federal Act "On joint-stock companies" and the present Charter.

The matters that fall within the competence of the Company's Board of Directors cannot be

transferred to the executive body of the Company for decision.

Competence of the individual and corporate executive bodies of the Issuer in accordance with its Charter (constituent documents):

Competence of the President (Chairman of the Management Board)(Chapter 6, Article 38 of the Company Charter).

Competence of the President (Chairman of the Management Board) includes all issues related to management of the Company's day-to-day operation, excluding those in the exclusive authority of the General Shareholders' Meeting, the Board of Directors and the Management Board.

President (Chairman of the Management Board) acts without any Power of Attorney on behalf of the Company, in particular:

- performs operative management of the Company activities;

- has the right of the first signature in financial documents;

- represents the Company both in the RF and outside it;

- represents without any power of attorney the Company's interests in subsidiaries, affiliates and other legal entities, of which the Company is a participant, founder or a member;

- approves staff list, concludes employment agreements with employees of the Company, dismisses, applies incentive measures to employees and imposes penalties on them;

- governs the activities of the Management Board and presides at its meetings;

- presents members of the Management Board for the Board of Directors' approval;

- makes suggestions on brining to liability of the Management Board members;

concludes transactions on behalf of the Company with the exception of cases stipulated by the Federal Act "On joint-stock companies" and this Charter;

- issues power of attorney on behalf of the Company;

- opens the Company's accounts with banks;

- makes provisions for the Company's accounting and book-keeping procedures;

- issues orders and gives instructions which are binding for all employees of the Company;

- defines information which is a commercial secret of the Company, and means of such information protection in accordance with the effective legislation;

- approves internal documents of the Company, which regulate the Company's day-to-day operation, excluding those in the exclusive authority of the Management Board.

The President (Chairman of the Management Board) is entitled to appoint acting President (Chairman of the Management Board) for the period of his absence to be approved by the Board of Directors' Chairman.

The Competence of the Management Board (Chapter 6, Article 36 of the Company Charter).

The exclusive competence of the Company's Management Board includes:

1) drafting of the development concepts, long-term plans and basic operational programs of the Company, its subsidiaries and affiliates, and submission thereof to the Board of Directors for approval;

2) determination of procedure of the Company's interaction with businesses and legal entities, of which the Company is a shareholder, participant, member or a founder;

3) approval of propositions on the agenda items of the General Shareholders' (participants') Meetings and the list of nominees to the management and control authorities of subsidiaries, affiliates and other legal entities, of which the Company is a participant, founder or a member;

4) approval of the Company's representatives for the participation in the General Shareholders' (participants') Meetings of subsidiaries, affiliates and other legal entities, of which the Company is a participant, founder or a member, as well as voting instructions on the agenda items for such representatives;

5) preparation of recommendations and conclusions on the issues considered by the management authorities of subsidiaries, affiliates and other legal entities, of which the Company is a participant, founder or a member, related to approval of their budgets, principal directions of activity, management structure and other issues material for the Company;

6) recommendations to the Board of Directors on approval of major transactions and/ or

transactions of interest considered by the Board of Directors in accordance with its competence;

7) approval of contracts related to the Company's assets, when the amount due or the subject goods value exceeds 10 per cent of the Company's assets book value, excluding transactions concluded in the normal course of business;

8) other issues regarded as those within the competence of the Company Management Board under the effective legislation of the RF, this Charter and Regulation on Management Board.

The powers described in clauses 1, 2, 3, 4, 5 above are exercised by the Management Board in relation to significant subsidiaries, affiliates and other legal entities, of which the Company is a participant, founder or a member.

Availability of a Corporate Governance Code or any other similar document:

The General Shareholders' Meeting held on June 06, 2006 (Minutes No. 24) approved a new revision of the Corporate Governance Code of OJSC "Novolipetsk Steel.

Address in the Internet with free access to the full text of Issuer's Corporate Governance Code:

www.nlmk.ru/about/company_documents/

Information on any changes to the Issuer's Charter made during the reporting period as well as on any internal documents which govern the activities of the Issuer's bodies:

No changes have been made to the Company Charter or any other internal documents governing the operation of the Company's authorities.

Address in Internet with free access to full text of current Charter of the Company and internal documents governing the activities of the Company's authorities:

www.nlmk.ru/about/company_documents/

5.2. Information on members of the Issuer's management authorities.

Board of Directors:

Chairman: ***Vladimir S. Lisin***

Members of the Board:

Oleg V. Bagrin

Year of birth: ***1974***

Education: ***post-graduate vocational***

Titles over the last 5 years:

Period: ***2001 – 2002***

Organization: ***Joint-stock commercial bank "Autobank"***

Title: ***Director of Treasury***

Period: ***2002 – 2003***

Organization: ***Joint-stock commercial bank "Autobank"***

Title: ***Deputy Chairman***

Period: ***2003 – 2005***

Organization: ***LLC Rumelco***

Title: ***Director of Financial Assets Management***

Period: ***2005 – up to now***
Organization: ***CJSC IC "Libra Capital"***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Nikolai A. Gagarin
Year of birth: ***1950***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2003***
Organization: ***Moscow State Lawyers Bar, Advocate Bureau "Reznik, Gagarin & Partners"***
Title: ***Executive Partner***

Period: ***2003 – up to now***
Organization: ***Non-profit organization, Advocate Bureau "Reznik, Gagarin, Abushakhmin & Partners"***
Title: ***Chairman of the Board***

Period: ***2005 – up to now***
Organization: ***Federal Advocate Chamber of the Russian Federation***
Title: ***Vice-president***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Dmitry A. Gindin
Year of birth: ***1946***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***OJSC Moscow Plant "Sapphire"***
Title: ***Director General***

Period: ***2001 – 2005***
Organization: ***"Management holding company "Metalloinvest" Ltd.***
Title: ***President (pluralistically)***

Period: *2004 – 2005*
Organization: ***Association "Agroindustrial corporation "Stoilenskaya Niva""***
Title: ***President (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Karl Doering
Year of birth: *1937*
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***Consulting firm "PROJECT CONSULTING"***
Title: ***Manager***

Period: ***2001 – 2002***
Organization: ***Metallurgical concern USINOR (France)***
Title: ***Chief Representative for the Middle and Eastern Europe within the frames of consulting firm "PROJECT CONSULTING"***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Vladimir S. Lisin
Year of birth: ***1956***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***LLC "Rumelco"***
Title: ***Chief Consultant***

Period: ***2001 - up to now***
Organization: ***Academy of National Economy with the Government of the Russian Federation***
Title: ***Professor of Market Issues and Economic Mechanisms Faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***relative of the member of NLMK's Management Board Mr. Alexander N. Saprykin.***

Randolph Reynolds
Year of birth: ***1941***
Education: ***Bellarmine College***

Titles over the last 5 years:
Period: ***2001 – 2002***
Organization: ***Industrial Advisors, Inc.***
Title: ***Director***

Period: ***2002 – up to now***
Organization: ***Industrial Advisors Services, Inc.***
Title: ***Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Vladimir N. Skorokhodov
Year of birth: ***1951***
Education: ***post-graduate vocational***

Titles over the last 5 years:
Period: ***2001 – up to now***
Organization: ***LLC "Rumelco"***
Title: ***Deputy Director General***

Period: ***2001 - up to now***
Organization: ***Lipetsk State Technical University***
Title: ***Professor at Rolling Production Faculty (pluralistically)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Igor P. Fyodorov
Year of birth: ***1966***
Education: ***higher vocational***

Titles over the last 5 years:

Period: *2001 - 2003*
Organization: *Moscow State Lawyers Bar, Advocate Bureau "Reznik, Gagarin & Partners"*
Title: *Lawyer of Moscow State Lawyers Bar*

Period: *2003 – up to now*
Organization: *Non-profit organization, Advocate Bureau "Reznik, Gagarin, Abushakhmin & Partners"*
Title: *Lawyer of Moscow Advocate Chamber*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

The Issuer's sole executive body and members of the corporate executive body:

Galina A. Aglyamova
Year of birth: ***1961***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2002***
Organization: ***NLMK***
Title: ***Director, Economics***

Period: ***2003 - 2005***
Organization: ***NLMK***
Title: ***Director, Economics and Finance***

Period: ***2005 - 2006***
Organization: ***NLMK***
Title: ***Deputy Director General, Economics and Finance***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Vice-president, Finance (CFO)***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Igor N. Anisimov
Year of birth: ***1965***
Education: ***higher vocational***

Titles over the last 5 years:
Period: *2001 - 2001*
Organization: *NLMK*
Title: *Deputy Purchasing Director, Head of Equipment and Import Purchases Department*

Period: *2001 - 2006*
Organization: *NLMK*
Title: *Purchasing Director*

Period: *2006 - up to now*
Organization: *NLMK*
Title: *Vice-president, Purchasing*

Share in the Issuer's stockholders' equity: *0.0017%*
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Dmitry A. Baranov
Year of birth: *1968*
Education: ***higher vocational***

Titles over the last 5 years:
Period: *2001 - 2004*
Organization: *LLC "Rumelco"*
Title: *Expert of Domestic Market Analysis Department, Head of Domestic Market Analysis Department*

Period: *2004 - 2006*
Organization: *LLC "Trading House NLMK"*
Title: *Director of Sales Department*

Period: *2006 – up to now*
Organization: *NLMK*
Title: *Vice-president, Sales*

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Alexander Y. Zarapin
Year of birth: *1962*
Education: ***higher vocational***

Titles over the last 5 years:
Period: *2001 - 2004*

Organization: ***LLC "Larmet"***
Title: ***Director of Raw Material Resources Department***

Period: ***2004 - 2006***
Organization: ***LLC "Trading House NLMK"***
Title: ***Director of Production, Energy and Secondary Resources***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Vice-president, "Coal" Department***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Alexey A. Lapshin
Year of birth: ***1947***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2002***
Organization: ***LLC "Rumelco"***
Title: ***Head of Management Department***

Period: ***2002 - 2006***
Organization: ***DanSteel A/S***
Title: ***Consultant for Technology and Management***

Period: ***2006 - 2006***
Organization: ***DanSteel A/S***
Title: ***Director General***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***President (Chairman of the Management Board)***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Yuri I. Larin
Year of birth: ***1952***
Education: ***higher vocational***

Titles over the last 5 years:
Period: *2001 - 2005*
Organization: *NLMK*
Title: ***Deputy Director for Technology and Quality – Head of Engineering Centre***

Period: ***2005 - 2006***
Organization: ***NLMK***
Title: ***Director of Engineering Centre***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Vice-president, Technical Upgrading and Environment***

Share in the Issuer's stockholders' equity: ***0.00017%***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Vladimir P. Nastich
Year of birth: ***1953***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2004***
Organization: ***NLMK***
Title: ***Chief Engineer – First Deputy Director General***

Period: ***2004 – 2006***
Organization: ***NLMK***
Title: ***Director General***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Senior Vice-president – Director General***

Share in the Issuer's stockholders' equity: ***0.00018%***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

Alexander N. Saprykin
Year of birth: ***1967***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2002***

Organization: ***LLC "Rudprom"***
Title: ***Director General***

Period: ***2002 - 2006***
Organization: ***LLC "Rumelco"***
Title: ***Head of Raw Material Market Analysis Department***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Vice-president, "Iron Ore" Department***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***relative of Mr. Vladimir S. Lisin, Chairman of NLMK's Board of Directors.***

Stanislav E. Tsyrlin
Year of birth: ***1968***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2003***
Organization: ***The Boston Consulting Group***
Title: ***Deputy Director***

Period: ***2003 - 2004***
Organization: ***LLC "Rumelco"***
Title: ***Assistant of Chief Consultant***

Period: ***2004 – 2006***
Organization: ***NLMK***
Title: ***Director for Management Strategy and System***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Vice-president, HR and Management System***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies: ***none***

The person acting as the Issuer's sole executive body: *Alexey A. Lapshin*

5.3. Information on fees, privileges and / or refund of expenses to each management body of the Issuer.

Remunerations paid to the members of Board of Directors and Management Board of NLMK for 2005

rubles

No.	Remuneration type	Board of Directors	Management Board
1.	*Fees*	*42 834 398*	-
2.	*Remuneration of expenses*	*728 802*	-
3.	*Salary*	-	*25 888 974*
4.	*Incapacity benefit*	-	*22 962*
5.	*Bonuses*	-	*6 207 560*
6.	*Presents*	*5 052*	*18 945*
7.	*Dividends*	-	*550 274*
8.	*Author's royalty*	*6 622 375*	*8 861 751*
	Total	**50 190 627**	**41 550 466**

Fees can be paid and expenses related to performance of Board of Directors members' functions can be refunded to the members of the Board of Directors within the period of their duties execution. The rate, conditions and procedure of bonuses payment and expenses refund to the Board of Directors members are established by the Regulations on the Board of Directors members' remuneration approved by General Shareholders' Meeting.

Fees can be paid and expenses can be refunded to Members of the Board of Directors within the period of their duties execution. Conditions and procedure of fees payment and expenses refund are established by a contract concluded with members of the Management Board, in accordance with the Regulations on the Board of Directors members' remuneration, approved by the Company's Board of Directors upon presentation by the Personnel and Remunerations Committee.

5.4. Information on structure and competence of controlling authorities over the Issuer's economic activity.

The Audit Commission and Internal Audit Service exercise control over the financial and economic activities of the Company.

<u>Audit Commission</u>

The Audit Commission consists of five persons, is elected for a period of one year by the General Shareholders' Meeting and carries out its activities in accordance with the Regulations on Audit Commission approved by the General Shareholders' Meeting upon presentation by the Board of Directors.

The Regulations on Audit Commission govern the Audit Commission's procedures, powers of its members, the rate and procedure of fee payment and expense reimbursement to members of the Audit Commission.

The Company's Audit Commission members cannot simultaneously be members of the Company's Board of Directors or take up any other posts in management bodies of the Company.

Audit of financial and economic activities of the Company is based on yearly business results and is also conducted at any time upon initiative of the Company's Audit Commission and by the decision of the General Shareholders' Meeting, the Board of Directors or upon request of a shareholder (-s) owning in the aggregate at least ten per cent of the Company's voting shares.

The Audit Commission audits financial and economic activity of the Company in order to verify conformity of the financial statements information to norms and requirements of the existing legislation, internal regulatory documents, performs selective investigation of proofs attesting figures accounting and notes to financial statements.

Upon results of Company's financial and economic activity audit the Commission makes a report on authenticity of data contained in the Company's annual report, balance sheet, profit and loss statement.

Internal Audit Service

Internal Audit Service – Audit Division, established under General Director's Order dd. 17.04.1997 for an indefinite period and is administratively subordinated to the sole executive body of the Company.

Key staff: Valery S. Kulikov

The Audit Division's competence covers:

- ***auditing of financial and economic, commercial and production activity of the Company's divisions;***
- ***evaluation of processes related to acquisition, storage, protection and conservation of the Company's resources;***
- ***detection of possible delinquencies, frauds and abuses on the part of the Company's officials and reporting the results to the Company's management;***
- ***evaluation of internal control system as regards efficiency of operations in the normal course of business.***

Management Board members are informed of the audit results according to their competency. The Board of Directors is informed in case of any material breach.

In the process of its activity the Internal Audit Service cooperates with auditing firms working for the Company on a contract basis.

Information on any Issuer's internal document establishing rules aimed at prevention of insider information deployment:

On September 12, 2005 NLMK's Board of Directors approved the Information policy of NLMK (Minutes No.133), which contains rules of insider information deployment prevention.

Address in Internet with free access to full text of the Issuer's internal document establishing rules aimed at prevention of insider information deployment:

www.nlmk.ru/about/company_documents/

5.5. Information on members of the authorities controlling the Issuer's financial performance.

Members of the Company's Audit Commission:

Valery S. Kulikov
Year of birth: ***1963***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - 2006***
Organization: ***NLMK***
Title: ***Audit Director***

Period: ***2006 - up to now***
Organization: ***NLMK***
Title: ***Internal Audit Director***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***none***

Olga N. Savushkina
Year of birth: ***1951***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 - up to now***
Organization: ***NLMK***
Title: ***Chief Auditor***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***
Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***none***

Galina I. Shipilova
Year of birth: ***1959***
Education: ***higher vocational***

Titles over the last 5 years:
Period: ***2001 – 2006***
Organization: ***NLMK***
Title: ***Chief Auditor***

Period: ***2006 – up to now***
Organization: ***NLMK***
Title: ***Head of Tax Audit Bureau***

Share in the Issuer's stockholders' equity: ***none***
Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***
Shares in the Issuer's subsidiaries/affiliates: ***none***
Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no***

options

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***none***

Natalia V. Kurasevich

Year of birth: ***1961***

Education: ***higher vocational***

Titles over the last 5 years:

Period: ***2001 - 2006***

Organization: ***NLMK***

Title: ***Chief auditor***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***none***

Officers of Internal Audit Service:

Total number of employees of Audit Division, NLMK: 91

Key staff of Audit Division, NLMK:

Valery S. Kulikov

Year of birth: ***1963***

Education: ***higher vocational***

Titles over the last 5 years:

Period: ***2001 - 2006***

Organization: ***NLMK***

Title: ***Audit Director***

Period: ***2006 - up to now***

Organization: ***NLMK***

Title: ***Internal Audit Director***

Share in the Issuer's stockholders' equity: ***none***

Number of the Issuer's shares that could be purchased as result of option to buy: ***no options***

Shares in the Issuer's subsidiaries/affiliates: ***none***

Number of the subsidiaries / affiliates' shares that could be purchased as result of option to buy: ***no options***

Kinship with any member of the Issuer's authorities and/or financial activity control bodies, any member of the Board of Directors, any member of corporate body, any person being a single executive body: ***none***

5.6. Information on fees, privileges and / or expenses reimbursement to each body controlling the Issuer's financial performance.

Remunerations paid to the members of the Company's Audit Commission for the last complete financial year:

Salary (rubles): *2 499 289*
Incapacity benefits (rubles): *61 866*
Bonuses (rubles): *1 305 480*
Fees (rubles): *279 099*
Presents (rubles): *1 263*

The amount and procedure of remuneration and compensation payment to the Audit Commission is established by Regulations on Audit Commission Member's Remuneration and Compensation approved by the Extraordinary Shareholders' Meeting held on December 3, 2004 (Minutes No.20).

5.7. Information on staff and summarized data on education and list of personnel (employees) of the Issuer, as well as on changes in the number of personnel (employees) of the Issuer.

This information is not presented in this reporting period.

5.8. Information on any commitments of the Issuer to personnel (employees) related to the possibility of their shareholding in the Issuer's stockholders' capital (unit fund).

There are no agreements or commitments of the Issuer related to possibility of its employees having a share in its authorized capital.

The Issuer did not grant any options to its employees.

The possibility of granting such an option was not considered by the Company.

VI. Information on participants (shareholders) of the Issuer and transactions of interest concluded by the Issuer.

6.1. Information on the total number of the Issuer's shareholders (participants).

Number of persons registered in shareholders register as of the date of reporting quarter end – *9 847*, including:
nominee shareholders – *10.*

6.2. Information on the Issuer's shareholders owning not less than 5 per cent of its stockholders' capital (unit fund) or not less than 5 per cent of its common stock as well as information on shareholders owing not less than 20 per cent of its stockholders' capital (unit fund) or not less than 20 per cent of its common stock.

Shareholders owning not less than 5 per cent of the Issuer's stockholders' capital or not less than 5 per cent of its common stock as of the date of the reporting quarter end:

6.2.1. Full name: ***VEFT ENTERPRISES LIMITED***

Abbreviated name: ***VEFT ENTERPRISES LIMITED***

TIN: -

Address: ***1066, 20, Vas. Friderikis Street, El Greco House, office 104, Nicosia, Cyprus***

Share in the Issuer's chartered capital: ***75,64%***

Share of the Issuer's common stock: ***75,64%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

Abbreviated name: ***FLETCHER INDUSTRIAL EQUITY FUND LIMITED***

TIN: -

Address: ***Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas***

Share in the Issuer's shareholder chartered capital: ***100%***

Share of the Issuer's shareholder common stock: ***100%***

Share in the Issuer's chartered capital: ***none***

Share of the Issuer's common stock: ***none***

6.2.2. Full name: ***Limited-liability investment & finance company «LKB-INVEST»***

Abbreviated name: ***LLC IFC «LKB-INVEST»***

TIN: ***7705708194***

Address: ***18-1, ul. Bakhrushina, Moscow, Russia***

Share in the Issuer's chartered capital: ***7.52%***

Share of the Issuer's common stock: ***7.52%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***Limited-liability company "RUMELCO"***

Abbreviated name: ***LLC "RUMELCO"***

TIN: ***7727160666***

Address: ***bld.1, 18, ul. Bakhrushina, Moscow, Russia***

Share in the Issuer's shareholder chartered capital: ***99%***

Share in the Issuer's chartered capital: ***none***

Share of the Issuer's common stock: ***none***

6.2.3. Full name: ***Deutsche Bank Trust Company Americas***

Abbreviated name: ***Deutsche Bank Trust Company Americas***

TIN: -

Address: ***60 Wall Street, New York, NY 10005***

Share in the Issuer's chartered capital: ***8.13%***

Share of the Issuer's common stock: ***8.13%***

Shareholders (participants) having over 20 per cent of chartered capital of the Issuer's shareholder or over 20 per cent of his common stock:

Full name: ***Deutsche Bank Trust Corporation***

Abbreviated name: ***Deutsche Bank Trust Corporation***

TIN: -

Address: ***111 Eighth Avenue, New York, NY 10011***

Share in the Issuer's shareholder chartered capital: ***100%***

Share in the Issuer's chartered capital: ***none***

Share of the Issuer's common stock: ***none***

6.3. Information on the state stake or municipal share in stockholders' capital (unit fund) of the Issuer and availability of a special right ("golden share").

The state stake (federal stake, stake of the RF units) in the stockholders' capital equals to: *0.000267%*
Name of the state stake administrator: *Territorial Administration of the Federal Agency for Federal Property Management in the Lipetsk Region*
Legal address of the state stake administrator: *2, ul. Skorokhodova, Lipetsk 398019 Russia*

Availability of special right for participation of the Russian Federation, units of the Russian Federation, municipal units in the Issuer's control (golden share): *none*

6.4. Information on limitations imposed on stake in chartered capital (unit fund) of the Issuer.

There are no limitations imposed on the stake in the Issuer's chartered capital, inclusive of the quantity and/or total value of the Issuer's shares, belonging to one shareholder, as well as number of votes granted to one shareholder, expressed in the Company Charter.

There are no other limitations related to the stake in the Issuer's chartered capital.

6.5. Information on changes in structure and stake of the Issuer's shareholders owning not less than 5 percent of its chartered capital (unit fund) or not less than 5 percent of its common stock.

Shareholders owning not less than 5 percent of NLMK's chartered capital as of the date of compiling the list of persons entitled to participate in each General Shareholders' Meeting conducted over the last 5 complete financial years:

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 30, 2001 (date of compiling a list of persons entitled to participate in the General Shareholders' Meeting – May 14, 2001):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,42*
2.	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*14,43*
3.	*CLAYTON IMPORT & EXPORT S.A.*	*11,90*
4.	*VEFT ENTERPRISES LIMITED*	*10,74*
5.	*BOWLAND INVESTMENTS LIMITED*	*9,08*
6.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
7.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
8.	*RADLEY ENTERPRISES LIMITED*	*5,51*
9.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of April 6, 2002 (date of list with persons entitled to participate in the General Shareholders' Meeting – February 13, 2002):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*KM TECHNOLOGIES (OVERSEAS) LIMITED*	*19,99*
2.	*SILENER MANAGEMENT LTD*	*18,98*
3.	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*14,43*
4.	*VEFT ENTERPRISES LIMITED*	*10,81*

5.	*MINING & SMELTING COMPANY "NORILSK NICKEL"*	*9,00*
6.	*CASTELLE INVESTMENTS LIMITED*	*6,62*
7.	*RADLEY ENTERPRISES LIMITED*	*5,51*
8.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 28, 2002 (date of compiling a list of persons entitled to participate in the General Shareholders' Meeting – May 13, 2002):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*10,81*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*9,01*
6.	*ULTIMEX TRADING LIMITED*	*8,29*
7.	*RADLEY ENTERPRISES LIMITED*	*8,23*
8.	*OMNILAX HOLDINGS LIMITED*	*7,59*
9.	*AHERON INVESTMENTS LIMITED*	*7,59*
10	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 27, 2003 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 12, 2003):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LTD*	*18,98*
2.	*VEFT ENTERPRISES LIMITED*	*12,30*
3.	*CASTELLA INVESTMENTS LIMITED*	*10,05*
4.	*LIMTAN INVESTMENTS LIMITED*	*9,99*
5.	*ULTIMEX TRADING LIMITED*	*8,28*
6.	*RADLEY ENTERPRISES LIMITED*	*8,23*
7.	*OMNILAX HOLDINGS LIMITED*	*7,59*
8.	*AHERON INVESTMENTS LIMITED*	*7,59*
9.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,51*
10.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of April 23, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – February 24, 2004):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
3.	*ULTIMEX TRADING LIMITED*	*15,15*
4.	*VEFT ENTERPRISES LIMITED*	*12,31*
5.	*RADLEY ENTERPRISES LIMITED*	*8,23*
6.	*CLOSED JOINT-STOCK COMPANY "LKB-INVEST"*	*7,52*
7.	*PROSUN CO. LIMITED*	*5,03*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 25, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – May 07, 2004):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*

2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	ULTIMEX TRADING LIMITED	15,15
4.	VEFT ENTERPRISES LIMITED	12,31
5.	RADLEY ENTERPRISES LIMITED	8,23
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52
7.	ANWORTH INVESTMENTS LIMITED	5,20
8.	HENFORD INVESTMENTS LIMITED	5,20
9.	SOBEVAL MANAGEMENT LIMITED	5,14

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of December 3, 2004 (date of list with persons entitled to participate in the General Shareholders' Meeting – October 15, 2004):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	CASTELLA INVESTMENTS LIMITED	15,94
3.	MEROBEL INVESTMENTS LIMITED	15,54
4.	ULTIMEX TRADING LIMITED	15,15
5.	VEFT ENTERPRISES LIMITED	12,31
6.	RADLEY ENTERPRISES LIMITED	8,23
7.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of May 20, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – April 4, 2005):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	ULTIMEX TRADING LIMITED	18,15
3.	VEFT ENTERPRISES LIMITED	16,31
4.	CASTELLA INVESTMENTS LIMITED	15,94
5.	MEROBEL INVESTMENTS LIMITED	14,70
6.	CLOSED JOINT-STOCK COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of September 26, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – August 23, 2005):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	MEROBEL INVESTMENTS LIMITED	18,70
3.	ULTIMEX TRADING LIMITED	18,15
4.	VEFT ENTERPRISES LIMITED	16,31
5.	CASTELLA INVESTMENTS LIMITED	15,94
6.	CLOSED JOINT-STOCK INVESTMENT-FINANCIAL COMPANY "LKB-INVEST"	7,52

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of November 16, 2005 (date of list with persons entitled to participate in the General Shareholders' Meeting – October 15, 2005):

No.	Name of a shareholder	Share in chartered capital, %
1.	SILENER MANAGEMENT LIMITED	18,98
2.	VEFT ENTERPRISES LIMITED	16,31

3.	*MEROBEL INVESTMENTS LIMITED*	*16,19*
4.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
5.	*ULTIMEX TRADING LIMITED*	*14,91*
6.	*CLOSED JOINT-STOCK INVESTMENT-FINANCIAL COMPANY "LKB-INVEST"*	*7,52*

Shareholders entitled to participate in the Annual General Shareholders' Meeting as of June 06, 2006 (date of list with persons entitled to participate in the General Shareholders' Meeting – April 18, 2006):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*MEROBEL INVESTMENTS LIMITED*	*16,19*
3.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
4.	*ULTIMEX TRADING LIMITED*	*14,91*
5.	*VEFT ENTERPRISES LIMITED*	*9,61*
6.	*DEUTSCHE BANK TRUST COMPANY AMERICAS*	*7,92*
7.	*CLOSED JOINT-STOCK INVESTMENT-FINANCIAL COMPANY "LKB-INVEST"*	*7,52*

Shareholders entitled to participate in the Extraordinary General Shareholders' Meeting as of September 29, 2006 (date of list with persons entitled to participate in the General Shareholders' Meeting – August 15, 2006):

No.	*Name of a shareholder*	*Share in chartered capital, %*
1.	*SILENER MANAGEMENT LIMITED*	*18,98*
2.	*MEROBEL INVESTMENTS LIMITED*	*16,19*
3.	*CASTELLA INVESTMENTS LIMITED*	*15,94*
4.	*ULTIMEX TRADING LIMITED*	*14,91*
5.	*VEFT ENTERPRISES LIMITED*	*9,61*
6.	*DEUTSCHE BANK TRUST COMPANY AMERICAS*	*8,24*
7.	*LIMITED LIABILITY INVESTMENT & FINANCE COMPANY "LKB-INVEST"*	*7,52*

6.6. Information on transactions of interest concluded by the issuer.

Total value of concluded transactions of interest in monetary terms approved by each management authority of the issuer upon the results of the last reporting quarter:

Reporting period	**Approving management authority of NLMK**	
	General Shareholders' Meeting	**Board of Directors**
Q4 2006	-	*6 514 567.7 thousand rubles*

Transactions of interest, the price of which makes 5 or more per cent of the Company's assets book value determined upon financial statements as of the last reporting date before the transaction conclusion: ***No such transactions.***

Information on transactions of interest (a group of related transactions), which were not approved by the Board of Directors (Supervisory Board) or by the General Shareholders' Meeting in cases when it was

obligatory according to the Russian Law: *No such transactions.*

6.7. Information on accounts receivable amount.

The information is not presented in this reporting quarter.

VII. Financial Statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer.

Q4 Quarterly Report does not include the issuer's annual financial statements..

7.2. 7.2. Quarterly financial statements of the Issuer for the last completed reporting quarter.

Q4 Quarterly Report does not include the issuer's quarterly financial statements.

7.3. Consolidated Financial Statements of the Issuer for the last completed financial year.

Q4 financial statements of the issuer do not include consolidated financial statements of the issuer for the last reporting year.

7.4. Information on the Issuer's accounting policy.

Provision on Accounting Policy approved by NLMK's Order No. 838 dd. 31.12.2004 "On accounting policy of NLMK", with changes and amendments, introduced by NLMK's Order No. 874 dd. 30.12.2005 "On making changes and amendments to Order No. 838 dd. 31.12.2004 "On accounting policy of NLMK", with changes and amendments introduced by NLMK's Order No.472 dd.11.07.2006 "On making changes and amendments to Order No.838 dd. 31.12.2004 "On accounting policy of NLMK", is included into Q3 2006 quarterly report of OJSC "NLMK".

The accounting policy adopted by the Company for the current financial year has not been amended in the reporting quarter.

7.5. Information on total exports as well as on the share of exports in total sales.

The information is not provided in this reporting quarter.

7.6. Information on real estate value and material changes in the Issuer's property after the end of the last completed financial year.

As of the reporting quarter end (preliminary):

- *total initial (replacement) value of buildings, structures, land as well as real estate in the process of state registration accounted for in NLMK's balance sheet amounted to 18 823 354 731 rubles;*
- *accrued depreciation 9 238 285 656 rubles.*

Within 12 months from the date of reporting quarter end NLMK evaluated some of its real estate for sale without reflection of evaluation results in the balance sheet.

There were no significant changes in the Company's property related to acquisition or disposal (retirement) of property after 31.12.2005.

7.7. Information on the Issuer's participation in any legal procedures if this participation can significantly affect its financial and economic performance.

Over the last three years NLMK did not participate in any legal proceedings, which could affect significantly its financial and economic performance.

VIII. Additional information on the Issuer and its securities placed.

8.1. Additional information on the Issuer.

8.1.1. Information on the amount, structure of the stockholders' capital (unit fund) of the Issuer.

Amount of the Issuer's stockholders' capital (rubles) as of the date of the reporting quarter closure: ***5 993 227 240***

Breakdown of stockholders' capital as of the date of the reporting quarter closure:
Common stock:
Total at par value (rubles): ***5 993 227 240***
Share in stockholders' capital: ***100 %***
Preference stock:
Total at par value (rubles): ***0***
Share in stockholders' capital: ***0 %***

A part of NLMK's shares circulates outside the Russian Federation in accordance with foreign law related to foreign Issuers' securities, representing NLMK's shares.

Category (type) of shares, circulating outside of the Russian Federation: ***common registered book-entry shares***

Proportion of shares, circulating outside of the Russian Federation, to the total quantity of shares of the corresponding category (type): ***8.17%***

Name of the foreign Issuer, the securities of which represent NLMK's shares of a corresponding category (type): ***Deutsche Bank Trust Company Americas***

Domicile of the foreign Issuer, the securities of which represent NLMK's shares of a corresponding category (type): ***60 Wall Street, New York, NY 10005, USA; 23 Great Winchester Street, London EC2P 2AX, UK***

Summary of the issue program (type of the program) related to the foreign Issuer's securities, representing NLMK's shares of the corresponding category (type): ***Global Depositary Shares were issued in accordance with Rule 144A, as well as Regulation S of the US Securities Act. Each Depositary Share represents 10 common shares of NLMK.***

Information on permits issued by federal executive authorities for the Issuer's shares of a corresponding category (type) admission to circulation outside of the Russian Federation: ***In accordance with Notification of Federal Securities Market Service of Russia of permit issue for NLMK's securities circulation outside of the Russian Federation dd. 03.05.2005 No.05-ВГ-03/6941, circulation of NLMK's common registered book-entry shares outside of the Russian Federation has been permitted.***

Name of the foreign trading organizer (-s), which handles circulation of a foreign Issuer's securities, representing the Issuer's shares: ***London Stock Exchange plc***

8.1.2. Information on changes in stockholders' capital amount (unit fund) of the Issuer.

Over the period from January 1, 2001 till December 31, 2003 NLMK did not issue securities that would result in change of the stockholders' capital.

In Q2 2004 stockholders' capital of the Company changed due to additional issue of common registered book-entry stock.

Amount of the Issuer's stockholders' capital (rubles) as of 01.04.2004: ***5 987 240***

Breakdown of stockholders' capital as of 01.04.2004:

Common stock:

Total at par value (rubles): ***5 987 240***

Share in stockholders' capital: ***100 %***

Preference shares:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

Management body of the Issuer which made a decision to change the stockholders' capital: ***Board of Directors of NLMK***

Date and number of the management body's Minutes of the meeting at which a decision to change stockholders' capital was taken: ***05.02.2004, Minutes No. 106.***

Amount of the Issuer's stockholders' capital (rubles) as of 30.06.2004: ***5 993 227 240***

Breakdown of stockholders' capital as of 30.06.2004:

Common stock:

Total at par value (rubles): ***5 993 227 240***

Share in stockholders' capital: ***100 %***

Preference shares:

Total at par value (rubles): ***0***

Share in stockholders' capital: ***0 %***

Since 30.06.2004 up to now the amount of stockholders' capital did not change.

8.1.3. Information on generation and use of the Issuer's reserve fund as well as other funds.

In accordance with the Company Charter, NLMK generates a reserve fund of not less than 5 percent of its stockholders' equity. Size of the reserve fund shall be determined by the Board of Directors' decision. The Company's reserve fund is generated by mandatory annual allocations. Annual allocations are not less than 5 (five) per cent of net profit before it achieves the size of a reserve fund, determined by the Board of Directors according to the Company's Charter.

As of the date of the reporting quarter end, NLMK's reserve fund amounted to 299 661 362 rubles or 5% of its chartered capital.

The reserve fund was not used within the reporting quarter.

NLMK doesn't generate any other funds at the expense of its net profit.

8.1.4. The Issuer's management body:

The supreme governing body of the Company is the General Shareholders' Meeting.

Procedure of shareholders (participants) notification on convocation of General Shareholders' Meeting:

The notification on convocation of General Shareholders' Meeting is brought to notice of the shareholders under decision of the Board of Directors by publication of the information in newspaper «Gazeta», newspaper «Metallurg» and on NLMK's website in the Internet. The notification on General Shareholders' Meeting convocation shall be published not later than 30 days prior to the date of the Meeting, if a longer term is not envisaged by law.

The shareholders owning one and more percent of the Company's shares as well as nominal shareholders are informed of the meeting by mail. Written notifications are sent by registered mail within the period stated in this clause.

Persons (bodies) entitled to summon (demand) the Extraordinary Shareholders' Meeting as well as the procedure of raising a demand:

The Extraordinary Shareholders' Meeting is held upon decision of the Board of Directors on the basis of its own initiative, demand of the Auditing Commission, the Company's Auditor as well as shareholders (shareholder) owning not less than 10 per cent of the Company's voting shares as of the date of the demand. The Extraordinary Shareholders' Meeting is summoned by the Board of Directors and must be held within 40 days from the date of a/m demand made by Auditing Commission, the Company's Auditor or shareholders in respect of the Extraordinary Shareholders' Meeting holding. In case of the Company's Board of Directors members election on the agenda of the Extraordinary Shareholders' Meeting as well as in case the Board of Directors liable to make a decision on holding of the Extraordinary Shareholders' Meeting under the Federal Act "On joint-stock companies" to elect the Board members, such a Shareholders' Meeting shall be held within 70 days from the date of corresponding demand or decision of the Board to hold the Meeting.

A request for Extraordinary Meeting holding shall contain worded issues to be included into the Meeting agenda. The request for holding of Extraordinary Meeting can contain worded decisions on each of these issues as well as suggestions on the Shareholders' Meeting conduction form.

The Board of Directors is not entitled to change wording of agenda issues, wording of decisions on such issues and to change the suggested form of Extraordinary Shareholders' Meeting being convened upon the request of the Auditing Commission, the Company's Auditor or shareholders (shareholder) owing not less than 10 percent of the Company's voting shares.

Should request for the Extraordinary Meeting be submitted by shareholders (shareholder) it shall include the name of shareholders (shareholder), requesting the convocation, quantity and type (category) of the shares belonging to them (him/her).

The request for the Extraordinary Meeting shall be signed by the persons (person) who require Extraordinary Meeting convocation.

The Board of Directors shall make a decision on the Extraordinary Meeting convocation or on refusal to call it within five days from the date of the request submission by the Auditing Commission, the Company's Auditor or shareholders (shareholder) owning not less than 10 percent of the Company's voting shares.

Decision on refusal to convene the Extraordinary Shareholders' Meeting upon the request of the Auditing Commission, the Company's Auditor or shareholders (shareholder) owning not less than 10 percent of the Company's voting shares can be made in case:

- ***the procedure of the request submission on convocation of the General Shareholders' Meeting has been violated;***
- ***shareholders (shareholder) demanding the Extraordinary Shareholders' Meeting summoning do not possess the required quantity of the Company's voting shares;***
- ***none of the issues put forward to be included into the Extraordinary Meeting agenda refers to its competence and (or) corresponds to requirements of the Federal Act "On joint-stock***

companies" and other legal acts of the Russian Federation.

Decision of the Board of Directors on the Extraordinary Meeting summoning or justified decision to refuse to call it is sent to persons who requested its convocation by registered mail with notice of receipt not later than 3 days from the date of taking such a decision.

Should the decision on the Extraordinary meeting convocation be not made or should the decision to refuse to call the Extraordinary Meeting be made within the stated period by the Board of Directors, the Extraordinary Meeting can be summoned by persons or bodies demanding its convocation.

The procedure of the Meeting date determination:

Annual Shareholders' Meeting is convened not earlier than in two months and not later than in six months after the financial year closure. Besides, Extraordinary Shareholders' Meeting can be summoned.

Date, time and venue of the General Shareholders' Meeting, the procedure of its preparation and conduction shall be determined by the Board of Directors under provisions of the Company Charter and "Regulations on holding General Meeting of Shareholders".

Persons entitled to suggest issues to be included in the agenda of the Issuer's management body meeting and the procedure of such suggestions submission:

Shareholders (a shareholder), owning not less than 2 per cent of the Company's voting shares in aggregate are entitled to suggest issues to be included in the agenda of Annual General Shareholders' Meeting and put forward candidate members to the Company's Board of Directors, Auditing Commission and Returning board, the number of which cannot exceed the number of respective body members as well as candidate General Director. Such suggestions should be received by the Company not later than in 60 days after financial year closure.

In case of the Company's Board of Directors election being on the agenda of the Extraordinary Shareholders' Meeting, shareholders (a shareholder) owning not less than 2 per cent of the Company's voting shares in aggregate are entitled to propose candidate members to the Board of Directors the number of which cannot exceed the number of the Company's Board. Such proposals must be received by the Company not later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

Suggestions on issues inclusion in the General Shareholders' Meeting agenda and suggestions on candidates shall be made in writing, shall indicate the name of shareholders (shareholder), requesting it, the quantity and type (category) of the shares belonging to them (him/her) and shall be signed.

A proposal to include issues in the agenda of the General Shareholders' Meeting shall contain wording of each proposed issue, while a proposal on candidates shall contain name of each proposed candidate, name of body to which that candidate is stated, other data on him/her provided for by internal documents of the Company as well as written consent of a candidate to take the title. A proposal on entering of issues into agenda of the General Shareholders' Meeting can include wording of decision on each proposed issue.

The Company's Board of Directors is liable to consider received proposals and make a decision on inclusion of them in the agenda of the General Shareholders' Meeting or refusal to include into the agenda not later than 5 days after deadlines stated in the Company Charter for inclusion of proposals in the agenda of an Annual General Shareholders' Meeting and Extraordinary General Shareholders' Meeting. An issue proposed by shareholders (a shareholder) is subject to be included in the agenda of the General Shareholders' Meeting as well as proposed candidates are subject to be included in the voting list for election to respective bodies of the Company except if:

- *shareholders (a shareholder) have violated terms established by the Company Charter;*
- *shareholders (a shareholder) do not own the required number of the Company's voting shares as per the Company Charter;*
- *a proposal is not in conformity with the requirements of the Company Charter;*
- *an issue to be included in the agenda of the General Shareholders' Meeting is not within its competence and (or) is not in conformity with the requirements of the Federal Act "On joint-stock companies" and other legal acts of the Russian Federation.*

Justified decision of the Company's Board of Directors on refusal to include the proposed issue in the agenda of the General Shareholders' Meeting or a candidate shall be sent to shareholders (shareholder) who put forward the issue or candidate not later than three days from the date of its

receipt.

The Board of Directors is not entitled to change wording of the agenda issues, wording of decisions on such issues of the General Shareholders' Meeting.

Besides issues proposed to be included in the agenda of the General Shareholders' Meeting as well as in case of absence of such issues, absence or insufficient quantity of candidates proposed by shareholders to form a corresponding body, the Board of Directors has the right to include issues in the agenda or candidates in the voting list of the General Shareholders' Meeting at its discretion.

Persons entitled to get acquainted with information (materials) presented for supreme management body meeting preparation and conduction as well as procedure of getting acquainted with such information (materials):

Persons having the right to participate in the General Shareholders' Meeting can receive information (materials) subject to presentation during preparation of General Shareholders' Meeting for getting acquainted in the room of the Company's executive body and at places the addresses of which are stated in the announcement on General Shareholders' Meeting holding within 20 days and in case of General Shareholders' Meeting the agenda of which includes an issue on the Company's restructuring, within 30 days prior to the General Shareholders' Meeting.

Persons entitled to participate in the Company's General Shareholders' Meeting can receive copies of the stated documents upon request sent in writing to the Company's executive body subject to payment.

8.1.5. Information on profit-making organizations with the Issuer's holding of not less than 5 percent of stockholders' equity (unit fund) or not less than 5 percent of common stock.

1. Full name: ***Limited-liability company Lipetsk Insurance Company "Chance"***

Abbreviated name: ***LLC LIC Chance***

Legal address: ***30, ul. Nedelina, Lipetsk 398059 Russia***

Issuer's share in the profit-making organization's chartered capital: ***100 %***

Profit-making organization's share in the Issuer's chartered capital: ***none***

2. Full name: ***Limited-liability company Steel***

Abbreviated name: ***LLC Steel***

Legal address: ***1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia***

Issuer's share in the profit-making organization's chartered capital: ***100 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***none***

3. Full name: ***Limited-liability company Novolipetskoye***

Abbreviated name: ***LLC Novolipetskoye***

Legal address: ***village Tyushevka, Lipetsk region, 398052 Russia***

Issuer's share in the profit-making organization's chartered capital: ***100 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***none***

4. Full name: ***Limited-liability company Karamyshevskoye***

Abbreviated name: ***LLC Karamyshevskoe***

Legal address: ***village Karamyshevo, Gryazi region, Lipetsk area 399077 Russia***

Issuer's share in the profit-making organization's chartered capital: ***100 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***none***

5. Full name: ***Holiday Hotel Novolipetsky Metallurg***

Abbreviated name: ***none***

Legal address: ***25, per. Chekhov, Sudak, Crimea 334886 Ukraine***

Issuer's share in the profit-making organization's chartered capital: ***100 %***

Profit-making organization's share in the Issuer's chartered capital: ***none***

6. Full name: ***Limited-liability company Trading House NLMK***
Abbreviated name: ***LLC Trading House NLMK***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

7. Full name: ***DanSteel A/S***
Abbreviated name: ***DanSteel A/S***
Legal address: ***Havnevej 33, 3300 Frederiksvaerk, Denmark***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of the Issuer's common stock in profit-making organization: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

8. Full name: ***Kuzbass Asset Holdings Limited***
Abbreviated name: ***Kuzbass Asset Holdings Limited***
Legal address: ***offices 41/42, Victoria House, 26, Main Street, Gibraltar***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of the Issuer's common stock in profit-making organization: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

9. Full name: ***Limited-liability company "Vtorchermet NLMK"***
Abbreviated name: ***LLC "Vtorchermet NLMK"***
Legal address: ***bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240, Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

10. Full name: ***Limited-liability company "VIZ-Stal"***
Abbreviated name: ***LLC "VIZ-Stal"***
Legal address: ***28, ul. Kirova, Yekaterinburg 620219, Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

11. Full name: ***Limited-liability company Independent Transport Company***
Abbreviated name: ***LLC NTK***
Legal address: ***32A, Leninsky prospect, Moscow 119991, Russia***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

12. Full name: ***NLMK International B.V.***
Legal address: ***Amsterdam, Netherlands***
Issuer's share in the profit-making organization's chartered capital: ***100 %***
Share of the Issuer's common stock in profit-making organization: ***100 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

13. Full name: ***Limited-liability company Larmet***
Abbreviated name: ***LLC Larmet***
Legal address: ***44/28, ul. Studencheskaya, Moscow 121165 Russia***
Issuer's share in the profit-making organization's chartered capital: ***99.98 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

14. Full name: ***Limited-liability company VIMET***
Abbreviated name: ***LLC VIMET***
Legal address: ***35 a, pr. Mira, Lipetsk 398005 Russia***

Issuer's share in the profit-making organization's chartered capital: ***99.97 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

15. Full name: ***Open joint-stock company Stoilensky GOK***
Abbreviated name: ***OJSC Stoilensky GOK***
Legal address: ***Russian Federation***
Issuer's share in the profit-making organization's chartered capital: ***96.98%***
Share of the Issuer's common stock in profit-making organization: ***96.98 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

16. Full name: ***Open joint-stock company "Altai-Koks"***
Abbreviated name: ***OJSC "Altai-Koks"***
Legal address: ***Zarinsk, Altai Region, Russia***
Issuer's share in the profit-making organization's chartered capital: ***93.64 %***
Share of the Issuer's common stock in profit-making organization: ***93.64 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

17. Full name: ***Open joint-stock company Dolomite***
Abbreviated name: ***OJSC Dolomite***
Legal address: ***1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia***
Issuer's share in the profit-making organization's chartered capital: ***92.74 %***
Share of the Issuer's common stock in profit-making organization: ***92.74 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

18. Full name: ***Open joint-stock company Studenovskaya Mining Company***
Abbreviated name: ***OJSC Stagdok***
Legal address: ***4, ul. Gaidara, Lipetsk 398008 Russia***
Issuer's share in the profit-making organization's chartered capital: ***88.62 %***
Share of the Issuer's common stock in profit-making organization: ***88.62 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

19. Full name: ***Limited-liability company Vtormetsnab NLMK***
Abbreviated name: ***LLC Vtormetsnab NLMK***
Legal address: ***2, pl. Metallurgov, Lipetsk, 398040 Russia***
Issuer's share in the profit-making organization's chartered capital: ***70.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

20. Full name: ***Open joint-stock company "Tuapse Sea Trade Port"***
Abbreviated name: ***OJSC TMTP***
Legal address: ***2, ul. Maxim Gorky, Tuapse, Krasnodar Region, 352800 Russia***
Issuer's share in the profit-making organization's chartered capital: ***69.41 %***
Share of the Issuer's common stock in profit-making organization: ***69.41 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

21. Full name: ***Open joint-stock company North Oil and Gas Company***
Abbreviated name: ***OJSC Severneftegas***
Legal address: ***bldg. 1, 14, pl. Spartakovskaya, Moscow 105082 Russia***
Issuer's share in the profit-making organization's chartered capital: ***62.00 %***
Share of the Issuer's common stock in profit-making organization: ***62.00 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

22. Full name: ***Limited-liability company Lipetsk Municipal Energy Company***
Abbreviated name: ***LLC LGEK***
Legal address: ***4a, Peter the Great sq., Lipetsk 398001 Russia***
Issuer's share in the profit-making organization's chartered capital: ***51.00 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***none***

23. Full name: ***Open joint-stock Bank of Social Development and Construction Lipetskcombank***
Abbreviated name: ***OJSC Lipetskcombank***
Legal address: ***8, ul. Internatsionalnaya, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's chartered capital: ***50.08 %***
Share of the Issuer's common stock in profit-making organization: ***50.14 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

24. Full name: ***Steel Invest & Finance (Luxembourg)S.A.***
Legal address: ***12, rue Leon Thyes, L -2636 Luxembourg***
Issuer's share in the profit-making organization's chartered capital: ***50 %***
Share of the Issuer's common stock in profit-making organization: ***50 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

25. Full name: ***Open joint-stock company Lipetsky Gripromez***
Abbreviated name: ***OJSC Lipetsky Gripromez***
Legal address: ***1, ul. Kalinina, Lipetsk 398600 Russia***
Issuer's share in the profit-making organization's chartered capital: ***43.44 %***
Share of the Issuer's common stock in profit-making organization: ***43.44 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

26. Full name: ***Limited-liability company Neptune***
Abbreviated name: ***LLC Neptune***
Legal address: ***office 35, 1, ul. Admiral Makarov, Lipetsk 398005 Russia***
Issuer's share in the profit-making organization's chartered capital: ***25 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

27. Full name: ***Open joint-stock company for gasification and gas supply system in the Lipetsk region Lipetskoblgas***
Abbreviated name: ***OJSC Lipetskoblgas***
Legal address: ***25, ul. Nedelina, Lipetsk 398059 Russia***
Issuer's share in the profit-making organization's chartered capital: ***19.4 %***
Share of the Issuer's common stock in profit-making organization: ***19.4 %***
Profit-making organization's share in the Issuer's chartered capital: ***none***

28. Full name: ***Open joint-stock company for energy and electrification Lipetskenergo***
Abbreviated name: ***OJSC Lipetskenergo***
Legal address: ***33, ul. 50 years of NLMK, Lipetsk 398001, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

29. Full name: ***Open joint-stock company Lipetsk Energy Sales Company***
Abbreviated name: ***OJSC Lipetsk Energy Sales Company***
Legal address: ***17bb ul. Mekhanizatorov, Lipetsk 398024, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***
Share of profit-making organization in the Issuer's stockholders' equity: ***none***

30. Full name: ***Open joint-stock company Lipetsk Backbone Networks***
Abbreviated name: ***OJSC Lipetsk Backbone Networks***
Legal address: ***67-A, ul.Yeletskaya, Lipetsk 398020, Russia***
Issuer's share in the profit-making organization's chartered capital: ***14.11 %***
Share of the Issuer's common stock in profit-making organization: ***14.11 %***

Share of profit-making organization in the Issuer's stockholders' equity: ***none***

8.1.6. Information on material transactions of the Issuer.

Information on each material transaction (group of related transactions) with liabilities equal to 10 and more percent of the issuer's assets book value under its financial statements for the last reporting quarter preceding the transaction date: ***In Q4 2006 NLMK concluded one material transaction with liabilities exceeding 10% of the Company's assets book value as of 30.09.2006.***

Date of transaction (agreement) conclusion: ***Share Purchase Agreement and Option Agreement were signed on 24.11.2006 г.***

Subject and other significant conditions of the transaction: ***Purchase of common voting shares covering 50% of equity of Steel Invest & Finance (Luxembourg) S.A. under Share Purchase Agreement. Option Agreement: the right of parties to execute their put option should any major corporate events occur in future, including controversies.***

Transaction price in monetary terms: ***Value of shares covering 50% of the equity of Steel Invest & Finance (Luxembourg) S.A., without regard to possible price correction – USD 805 502, 6 thousand. Considering the Option Agreement the total amount of interrelated transactions makes approximately USD 1 611 000 thousand, without regard to possible correction.***

Transaction price in % of the issuer's assets book-value as of the end date of the last reporting quarter preceding the transaction date: ***Under Share Purchase Agreement - 12,01%. Together with Option Agreement – 24,03%, without regard to possible correction.***

Maturity of transaction liabilities and status of a/m liabilities: ***Settlements under the Share Purchase Agreement were made on 19.12.2006. Final correction of the purchase price under Share Purchase Agreement shall be completed in Q2 2007.***

Information of attributing the transaction to major transactions, as well as on approval of the transaction by the issuer's control authority: ***Share Purchase Agreement and Option Agreement were approved by NLMK's Board of Directors on 09.11.2006 (Minutes No.148 dd. 09.11.2006.) as related major transactions.***

8.1.7. Information on the Issuer's credit ratings.

NLMK's credit rating history:

No.	*Company*	*Rating*	*Description*	*Date of rating*
1.	***Credit rating agency "Standard & Poor's", USA http://www.standardsandpoors.ru/***	***BB+ (stable)***	***Beyond danger in short-term outlook, however higher susceptibility to the influence of negative changes in commercial, financial and economic conditions.***	***12.07.2006 (upon revision)***
				26.05.2005 (initial rating)
2.	***Credit rating Agency "Moody's Investors Service", UK http://www.moodys.com/***	***Ba1(stable)***	***Description is not available.***	***19.12.2006 (upon revision)***
		Ba2 (stable)	*Description is not available.*	*24.10.2005 (initial rating)*

3.	***Credit rating agency "Moody's Interfax", Russia http://rating.interfax.ru/***	***Aa1.ru (stable)***	***Issuers or debt instruments with Aa.ru rating are characterized by higher solvency as compared to other Issuers within the country.***	***19.12.2006 (upon revision)***
		Aa2.ru (stable)	*Issuers or debt instruments with Aa.ru rating are characterized by higher solvency as compared to other Issuers within the country.*	*24.10.2005 (initial rating)*

** - The description is in accordance with the data on the rating agencies' web-sites.*

Note: NLMK's ratings valid as at 31.12.2006 are in bold type.

8.2. Information on each category (type) of the Issuer's shares.

Share category: ***common***

Par value of each share (rubles): ***1***

Shares in circulation: ***5 993 227 240***

Quantity of additional shares in the process of offering: ***0***

Quantity of declared shares: ***0***

Quantity of shares on the Issuer's balance: ***0***

Quantity of additional shares which could be placed due to conversion of placed securities, convertible into shares, or as a result of obligations discharge under the Issuer's options: ***0***

State registration numbers of share issues: ***1-01-00102-A***

Date of state registration: ***09.04.2004***

Additional issues of NLMK's securities were combined by Regulation of Federal Committee on Securities of Russia No. 04-1026/p dd. April 9, 2004, which resulted in cancellation of state registration number 46-1П-0190 dd. 02.04.1993 assigned to the first issue of the Company's common stock. State registration number 1-01-00102-A dd. April 9, 2004 was assigned to the above mentioned issue of NLMK's securities.

Rights granted by shares to their holders:

Each common share of the Company grants a shareholder, its owner, equal measure of property and non-property rights, particularly, the right to:

a) take part in the Company management, including participation in the General Shareholders' Meeting with the right to vote on all the issues within its competence both personally and through a representative;

b) to receive dividends and to get part of the Company's property in case of its liquidation;

c) to sell or alienate in another way all the shares or part thereof to other persons according to the procedure established by the current legislation of the Russian Federation and the Company Charter;

d) to be informed about the Company's financial and economic performance according to the procedure established by the current legislation of the Russian Federation and the Company Charter.

In case the Company places voting stocks and securities convertible into voting stocks by open subscription with payment in cash, the shareholders – owners of the Company's voting stocks – have a priority right to purchase these securities in the quantity proportional to the quantity of the Company's voting stocks owned by them.

Additionally placed shares grant the right to vote only after their full payment and approval of the stock placement results by the Board of Directors.

8.3. Information on previous issues of the Issuer's securities except the Issuer's shares.

Securities issue, with the exception of stocks, was not performed by the Issuer.

8.3.1. Information on issues, the securities of which were paid off (cancelled).

There were no issues, the securities of which were paid off (cancelled).

8.3.2. Information on issues, the securities of which are still outstanding.

There were no issues of bonds and options, the securities of which are still outstanding.

8.3.3. Information on default issues.

There were no issues of securities with the Issuer's default.

8.4. Information on a person (persons), providing (having provided) security for bond issue.

The Issuer did not place secured bonds.

8.5. Security conditions for the Issuer's obligations in respect of bond issue.

The Issuer did not place any secured bonds.

8.6. Information on organizations, which register rights for the issuer's securities.

Registrar:
Full name: ***Limited-liability company R-Stinol***
Abbreviated name: ***OJSC R-Stinol***
Legal address: ***10b, ul. 9th of May, Lipetsk, Russia***
The license for functioning as a registrar of shareholders:
License No.: ***10-000-1-00342***
Issue date: ***30.11.2006***
Validity: unlimited period
Licenser: ***Federal Securities Market Commission of the Russian Federation***
The date on which the register of shareholders started to be kept by the stated registrar: ***04.03.2004***

8.7. Information on legislative acts governing import and export of capital, which could affect payment of dividends, interest and other payments to non-residents.

International agreements and contracts on double taxation prevention, Tax Code of the Russian

Federation (part one) No. 146-ФЗ dd. 31.07.1998 (revision dd. 27.07.2006); Tax Code of the Russian Federation (part two) No. 117-ФЗ dd. 05.08.2000 (revision dd. 04.12.2006); Federal Act No. 173- ФЗ dd. 10.12.2003 "On currency control" (revision dd. 30.12.2006); Federal Act No. 39- ФЗ dd. 22.04.1996 (revision dd. 27.07.2006) "On securities market", Federal Act No. 208- ФЗ dd. 26.12.1995 (revision dd.27.07.2006) "On joint-stock companies" are considered as legislative acts which regulate import and export of capital and which could affect payments of dividends, interest and other payments by the Issuer to non-residents who have the Issuer's securities in possession.

8.8. Description of income taxation procedures regarding placed securities of the Issuer.

Owners of the Company's shares can receive income as dividends and income from share sale. Organizations' income is taxed under Chapter 25 "Profit tax of organizations" of Tax Code of the Russian Federation, natural persons are taxed under Chapter 23 "Natural persons' income tax".

Dividends

In case of dividend payment to natural persons and organizations the Company acts as a fiscal agent, i.e. it makes calculations, deduction from dividends and transfer of natural persons' income tax and profit tax of organizations to the budget.

Legal entities

Organizations' profit received as dividends is taxed under Chapter 25 "Profit tax of organizations" of Tax Code of the Russian Federation.

Dividends paid to organizations which are Russian taxpayers, are taxed at 9% tax rate (subclause 1 clause 3 Article 284 Tax Code of the Russian Federation), foreign organizations – at 15% tax rate (subclause 2 clause 3 Article 284 Tax Code of the Russian Federation).

Natural persons.

Tax rate of natural persons' (residents) income tax is 9% and 30 % for non-residents.

Income from share sales.

Legal entities

A feature for tax base for RF residents in case of securities operations is defined by Articles 280 and 283 of Tax Code of the Russian Federation. Profit tax shall be paid at 24% tax rate (clause 1 Article 284 of Tax Code of the Russian Federation).

Taxation procedure for non-residents is governed by Articles 306-307, 309-312 of Tax Code of the Russian Federation. Foreign organizations which do not perform profit-oriented business in the Russian Federation, pay profit taxes upon sales Russian companies' shares, where more than 50% of assets consist of real estate in the territory of the Russian Federation as well as financial instruments being derivatives of these shares. Furthermore, income from trade of securities on foreign stock exchanges or financial instrument being in circulation on these exchanges is not recognized as income received from RF sources of revenues (subclause 5 clause. 1 Article 309). Fiscal Agent makes calculations and deduction of profit tax at 20% or 24% tax rate. 20% tax rate can be applied only in case tax base is a full amount of profit from shares sales (subclause 1 clause 2 Article 284). 24% tax rate shall be applied if the tax base is defined under the procedure similar to that applied to organizations – RF taxpayers (clause 4 Article 309 and clause 1 Article 284).

Natural persons.

Procedure of taxation of natural persons' income from securities operations is established by Articles 214-1, 220, 224 Chapter 23 of Tax Code of the Russian Federation.

Income (loss) on sales of securities is defined as difference between income from securities sales and documented securities sales proceeds and documented expenses for acquisition, sales and storage of securities actually incurred by a tax payer or assessed tax deduction taken to decrease securities sales income. Assessed tax deduction is not provided for non-resident natural persons.

Assessed tax deduction is granted to a taxpayer as regards to full amount received by him during tax period (duration of tax period is one year) from sales of securities being in his possession for three or more years, and in case securities were in possession of a tax payer for less than 3 years, then the amount of assessed tax deduction in case of their sale cannot exceed 125 000 rubles.

Tax rate for stated income of resident natural persons is 13 percent.

Tax rate for stated income of non-resident natural persons is 30 percent.

Tax is calculated and paid by a fiscal agent upon completion of tax period or in case of payment to taxpayer before expiration of the successive tax period.

Should it be impossible to withhold calculated amount of tax from a taxpayer, a Fiscal agent shall inform tax authorities in writing within one month from the date of this event occurrence on impossibility to withhold and on the amount of tax debt.

Application of International Agreements.

If provisions of international agreements concluded by the Russian Federation (or USSR, if the RF declared these agreements valid) with other states, residents (natural persons or organizations) of which obtain income from the Company's shares, laid down other taxation rules and standards as compared to the same of the Russian Law, rules and standards provided for by international agreements shall apply subject to meeting conditions established by the Law.

8.9. Information on announced (accrued) and paid dividends as well as return on the Issuer's bonds.

Category: *common stock*

Dividends for shares of this category:

Reporting period: *2001*

The Company did not make a decision on payment (announcement) of dividends.

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2002.***

Dividends announced (accrued) per share (rubles): ***312.5***

Total dividends announced (accrued) for shares of this category (rubles): ***1 871 012 500***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 27, 2003.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 27, 2003, No. 17***

Deadline of announced dividends payment: ***up to September 25, 2003.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***1 867 435 960***

Reporting period (year, quarter), for which announced dividends were paid (announced): ***2003.***

Dividends announced (accrued) per share (rubles): ***0.6045***

Total dividends announced (accrued) for shares of this category (rubles): ***3 622 905 866.58***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment

(announcement) has been made: ***June 25, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***July 05, 2004, No. 19***

Deadline of announced dividends payment: ***up to September 23, 2004.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***3 613 897 701***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***9 months of 2004.***

Dividends announced (accrued) per share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***December 03, 2004.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***December 07, 2004, No. 20***

Deadline of announced dividends payment: ***up to March 03, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 980 555 625***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***2004.***

Dividends announced (accrued) per a share (rubles): ***1.8 (Additionally 0.8 rubles per one common share will be paid taking into account announced interim dividends for 9 months of 2004 in the amount of 1.0 ruble per share)***

Total dividends announced (accrued) for shares of this category (rubles): ***10 787 809 032 (Additionally 4 794 581 792 rubles will be paid taking into account announced interim dividends for 9 months of 2004 of 5 993 227 240 rubles)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***May 20, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***May 25, 2005, No. 21***

Deadline of announced dividends payment: ***up to August 18, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***4 784 101 218 (from additional payment due).***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***6 months of 2005.***

Dividends announced (accrued) per share (rubles): ***1.0***

Total dividends announced (accrued) for shares of this category (rubles): ***5 993 227 240***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***September 26, 2005.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***September 27, 2005, No. 22***

Deadline of announced dividends payment: ***up to December 25, 2005.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***legal entities (shareholders) to their accounts with banks;***
- ***natural persons – employees of NLMK (shareholders) at a time of wages payment;***
- ***other natural persons (shareholders) – via Lipetskcombank.***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***5 977 982 864***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***2005***

Dividends announced (accrued) per share (rubles): ***3 (Additionally 2 rubles per one common share will be paid taking into account announced interim dividends for 1H 2005 in the amount of 1.0 ruble per share.)***

Total dividends announced (accrued) for shares of this category (rubles): ***17 979 681 720 (Additionally 11 986 454 480 rubles will be paid taking into account announced interim dividends for 1H 2005 of 5 993 227 240 rubles.)***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Annual General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***June 06, 2006***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***June 06, 2006, No.24***

Deadline of announced dividends payment: ***up to September 04, 2006***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***for legal entities (shareholders) – cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;***
- ***for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;***
- ***for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").***

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***11 950 967 664***

Reporting period (year, quarter), for which announced dividends were paid (are being paid): ***6 months 2006***

Dividends announced (accrued) per share (rubles): ***1.50***

Total dividends announced (accrued) for shares of this category (rubles): ***8 989 840 860***

Name of the Issuer's management body which has made decision on (announcement) payment of dividends: ***Extraordinary General Shareholders' Meeting***

Date of the meeting of the Issuer's management body where a decision on dividends payment (announcement) has been made: ***September 29, 2006.***

Date and number of Minutes of the Issuer's Management Body Meeting where a decision to pay (announce) dividends has been made: ***September 29, 2006, No.25***

Deadline of announced dividends payment: ***up to December 28, 2006.***

Announced dividends are paid by: ***cash***

Other terms and conditions of announced dividends payments: ***cash is transferred to:***

- ***for legal entities (shareholders) – at NLMK's discretion in rubles or foreign currency at the official rate of the RF Central Bank as of the last working day preceding the payment date - cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar or a special written statement of a shareholder – foreign investor, received by NLMK prior to the payment date;***
- ***for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;***
- ***for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").***

Transfer expenses are to be borne by NLMK.

Total dividends actually paid upon shares of this type (category) (rubles) as of the date of reporting quarter end: ***8 960 124 012***

The Company did not issue bonds.

8.10. Other information.

None.

END